Underlying Supplement No. 1
*To prospectus dated September 29, 2009 and
prospectus supplement dated September 29, 2009 and
warrants prospectus supplement dated September 29, 2009*

**Registration Statement No. 333-162195
Dated September 29, 2009
Securities Act of 1933, Rule 424(b)(2)**



Deutsche Bank AG

Warrants, Notes or Securities Linked to an Index and/or an Exchange Traded Fund, or a Basket of Indices and/or Exchange Traded Funds

Deutsche Bank AG may from time to time offer and sell certain warrants, notes or securities (collectively, the "**securities**"), as part of our Global Notes Program, Series A, linked to an index and/or exchange traded fund, or a basket of indices and/or exchange traded funds, or other underlying assets. This underlying supplement describes potential indices and exchange traded funds to which the securities may be linked, as well as related matters concerning the relationship, if any, between Deutsche Bank AG and the sponsor or publisher of the index, indices and/or exchange traded fund(s), as applicable. Additional specific terms of any securities that we offer, including any additions or changes to the terms specified in the product supplement relating to your securities or the description of the index, indices and/or exchange traded fund(s) contained in this underlying supplement, will be described in a separate free writing prospectus, term sheet or pricing supplement, which we refer to generally as a "**pricing supplement**." If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement or in the accompanying prospectus, prospectus supplement or product supplement, the terms described in the relevant pricing supplement will be controlling.

> ***Underlying Indices and Exchange Traded Funds***: The NYSE Arca Hong Kong 30 Index, The CBOE S&P 500 BuyWrite Index[SM], The Dow Jones U.S. Indices, The FTSE™ 100 Index, The FTSE/Xinhua China 25 Index, The Hang Seng Indices, The KBW Regional Banking Index[SM], The KOSPI 200 Index, The MSCI Indices, The NASDAQ-100® Index, The Nikkei 225 Index, The Russell Indices, The S&P Indices, The S&P CNX Nifty Index, The S&P/ASX 200 Index, The S&P Select Sector Indices, The Swiss Market Index ("SMI®"), The Tokyo Stock Price Index, The iShares® Exchange Traded Funds, The Oil Services HOLDRS[SM] Trust, The PowerShares QQQ Trust[SM], Series 1, The S&P SPDR® Exchange Traded Funds and The SPDR® Exchange Traded Funds.

Investing in the securities involves a number of risks. See "Risk Factors" in the relevant product supplement and "Selected Risk Considerations" in the relevant pricing supplement for risks related to an investment in the securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities or passed upon the adequacy or accuracy of this underlying supplement or the accompanying prospectus, prospectus supplement or warrants prospectus supplement, as applicable, product supplement or pricing supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

September 29, 2009

ADDITIONAL INFORMATION ABOUT THE SECURITIES

You should read this underlying supplement together with the prospectus dated September 29, 2009, as supplemented by the prospectus supplement dated September 29, 2009, relating to our Series A global notes, of which these securities are a part, and any relevant product supplement and pricing supplement that we may file with the SEC from time to time, which contains a description of the terms of particular categories of securities or the specific terms of your securities.

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this underlying supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

You should carefully consider, among other things, the matters set forth in "Risk Factors" in the relevant product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

This underlying supplement describes potential indices to which the securities may be linked and the relationship, if any, between Deutsche Bank AG and the sponsor or publisher of the indices. If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement, the terms described in the relevant pricing supplement will be controlling. Any relevant pricing supplement should also be read in connection with this underlying supplement, the relevant product supplement, if any, and the accompanying prospectus and prospectus supplement.

In this underlying supplement, when we refer to the "**securities**," we mean certain securities or notes that may be offered by Deutsche Bank AG from time to time linked to one or more indices or other underlying assets. Also, references to the "**accompanying prospectus**" and "**prospectus supplement**" mean, respectively, the accompanying prospectus, dated September 29, 2009, of Deutsche Bank AG and the prospectus supplement, dated September 29, 2009, of Deutsche Bank AG, and references to "**relevant product supplement**" refer to the relevant product supplement that we may file from time to time relating to the particular category of your securities. References to the "**relevant pricing supplement**" mean the pricing supplement and any free writing prospectus that describe the specific terms of your securities.

TABLE OF CONTENTS

UNDERLYING SUPPLEMENT SUMMARY

This underlying supplement describes one of the potential indices to which the securities may be linked and the relationship, if any, between Deutsche Bank AG and the sponsor or publisher of such index. If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement, the terms described in the relevant pricing supplement will be controlling. Any relevant pricing supplement should also be read in connection with this underlying supplement, the relevant product supplement, if any, and the accompanying prospectus and prospectus supplement or warrants prospectus supplement, as applicable.

*In this underlying supplement, when we refer to the "**securities**," we mean certain warrants, notes or securities that may be offered by Deutsche Bank AG from time to time linked to an index. Also, references to the "**accompanying prospectus**" and "**prospectus supplement**" mean, respectively, the accompanying prospectus, dated September 29, 2009, of Deutsche Bank AG and the prospectus supplement, dated September 29, 2009, or the warrants prospectus supplement, dated September 29, 2009, as applicable, of Deutsche Bank AG, and references to "**relevant product supplement**" refer to the relevant product supplement that we may file from time to time relating to the particular category of your securities. References to the "**relevant pricing supplement**" mean the pricing supplement and any free writing prospectus that describe the specific terms of your securities.*

Specific Terms Will Be Described in Relevant Pricing Supplements

The relevant product supplement describes some of the general terms that apply to each category of securities and the general manner in which they may be offered. Deutsche Bank AG may also prepare one or more pricing supplements that describe particular issuances of securities. The specific terms for your securities will be described in the relevant pricing supplement, including any additions or changes to the terms specified in the relevant product supplement or the description of the relevant index, indices or exchange traded fund(s) set forth in this underlying supplement. Any relevant pricing supplement, including any free writing prospectus, should be read in connection with this underlying supplement, any relevant product supplement and the accompanying prospectus and prospectus supplement.

INDICES

The NYSE Arca Hong Kong 30 Index

We have derived all information contained in this underlying supplement regarding the NYSE Arca Hong Kong 30 Index (the "**Hong Kong 30 Index**") including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, the NYSE Arca, Inc. (the "**NYSE Arca**"). The Hong Kong 30 Index is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue publication of, the Hong Kong 30 Index.

The Hong Kong 30 Index is reported by Bloomberg L.P. under the ticker symbol "HKX:IND."

Composition of the Hong Kong 30 Index

The Hong Kong 30 Index is a broad-market index that measures the composite price performance of 30 stocks actively traded on The Stock Exchange of Hong Kong Ltd. (the "**HKSE**"), designed to reflect the movement of the Hong Kong stock market as a whole. The primary trading market for all of these stocks is either Hong Kong or London. Sectors comprising the Hong Kong 30 Index consist primarily of finance, property development, utilities and conglomerates, and also includes hotel/leisure, property investment, airlines and transportation.

The Hong Kong 30 Index was established June 25, 1993 with a benchmark value of 350.00. The Hong Kong 30 Index is calculated and disseminated each New York business day based on the most recent official closing price of each of the component stocks as reported by the HKSE and a *fixed* HK$/US$ exchange rate.

Standards for Listing and Maintenance

The Hong Kong 30 Index is maintained by the NYSE Arca and will contain at least 30 stocks at all times. The stocks comprising the Hong Kong 30 Index must meet certain listing and maintenance standards as discussed below. The NYSE Arca may change the composition of the Hong Kong 30 Index at any time in order to more accurately reflect the composition and track the movement of the Hong Kong stock market. Any replacement stock must also meet the stock listing and maintenance standards as discussed below. If the number of Hong Kong 30 Index component stocks falls below 30, no new option series based on the Hong Kong 30 Index will be listed for trading unless and until the Securities and Exchange Commission approves a rule filing pursuant to section 19(b) of the Securities Exchange Act of 1934 reflecting such change. Furthermore, the NYSE Arca may replace stocks in the event of certain corporate events, such as takeovers or mergers, that change the nature of the security.

The NYSE Arca selects stocks comprising the Hong Kong 30 Index based on their market weight, trading liquidity and representativeness of the business industries reflected on the HKSE. The NYSE Arca requires that each Hong Kong 30 Index component stock be issued by an entity with major business interests in Hong Kong, be listed for trading on the HKSE and have its primary trading market located in a country with which the NYSE Arca has an effective surveillance sharing agreement. The NYSE Arca will remove any Hong Kong 30 Index component stock that fails to meet any of the foregoing listing and maintenance criteria within

30 days after such failure occurs. To ensure that the Hong Kong 30 Index does not consist of a number of thinly-capitalized, low-priced stocks with small public floats and low trading volumes, the NYSE Arca has established additional listing and maintenance criteria. All component stocks selected for inclusion in the Hong Kong 30 Index must have, and thereafter maintain,

- an average daily capitalization, as calculated by the total number of shares outstanding times the latest price per share (in Hong Kong dollars), measured over the prior 6-month period, of at least HK$3,000,000,000;

- a minimum "free float" value (total freely tradeable outstanding shares less insider holdings), based on a monthly average measured over the prior 3-month period, of US$238,000,000, although up to, but no more than, three component stocks may have a free float value of less than US$238,000,000 but in no event less than US$150,000,000, measured over the same period;

- an average daily closing price, measured over the prior 6-month period, not lower than HK$2.50; and

- an average daily trading volume, measured over the prior 6-month period, of more than 1,000,000 shares per day, although up to, but no more than, three component stocks may have an average daily trading volume, measured over the prior 6-month period, of less than 1,000,000 shares per day, but in no event less than 500,000 shares per day.

The NYSE Arca reviews and applies the above qualification criteria relating to the Hong Kong 30 Index's component stocks on a quarterly basis, conducted on the last business day in January, April, July and October. Any component stock failing to meet the above listing and maintenance criteria is reviewed on the second Friday of the second month following the quarterly review to again determine compliance with the above criteria. Any stock failing this second review is replaced by a "qualified" stock effective upon the close of business on the following Friday, provided, however, that if such Friday is not a business day in the City of New York, the replacement will be effective at the close of business on the first preceding business day in the City of New York. The NYSE Arca will notify its membership immediately after it determines to replace an Hong Kong 30 Index component stock.

Computation of the Hong Kong 30 Index

The Hong Kong 30 Index is a capitalization-weighted index. A company's market capitalization is calculated by multiplying the number of shares outstanding by the company's current share price (in Hong Kong dollars). For valuation purposes, one Hong Kong 30 Index unit (1.0) is assigned a fixed value of one U.S. dollar. The Hong Kong 30 Index measures the average changes in price of the stocks comprising the Hong Kong 30 Index, weighted according to the respective market capitalizations, so that the effect of a percentage price change in a stock will be greater the larger the stock's market capitalization. The Hong Kong 30 Index was established on June 25, 1993, on which date the Hong Kong 30 Index value was set at 350.00.

The Hong Kong 30 Index is calculated by (i) aggregating the market capitalization of each stock comprising the Hong Kong 30 Index and (ii) dividing such sum by an adjusted base market capitalization or divisor. On June 25, 1993, the market value of the underlying stocks was approximately HK$1,152,829,149,500 and the divisor used to calculate the Hong Kong 30 Index was 3,293,797,570. The NYSE Arca selected that particular divisor number in order, among other things, to ensure that the Hong Kong 30 Index was set at a general price level consistent with other well recognized stock market indices. The divisor is subject to periodic adjustments as set forth below. The Hong Kong 30 Index is calculated once each day by the NYSE Arca based on the most recent official closing prices of each of the stocks comprising the Hong Kong 30 Index reported by the HKSE. Pricing of the Hong Kong 30 Index is disseminated before the opening of trading via the Consolidated Tape Authority Network-B and continuously during each business day in the City of New York. The dissemination value, however, will remain the same throughout the trading day because the trading hours of the HKSE do not overlap with trading hours in the City of New York. Accordingly, updated price information will be unavailable.

In order to maintain continuity in the level of the Hong Kong 30 Index in the event of certain changes due to nonmarket factors affecting the stocks comprising the Hong Kong 30 Index, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits, distributions of assets to stockholders or other capitalization events, the divisor used in calculating the Hong Kong 30 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Hong Kong 30 Index and in order that the value of the Hong Kong 30 Index immediately after change will equal the level of the Hong Kong 30 Index immediately prior to the change. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. Nevertheless, changes in the identities and characteristics of the stocks comprising the Hong Kong 30 Index may significantly affect the behavior of the Hong Kong 30 Index over time.

The CBOE S&P 500 BuyWrite Index^{SM}

We have derived all information contained in this underlying supplement regarding the CBOE S&P 500 BuyWrite Index^{SM} (the "**BXM Index**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, the Chicago Board Options Exchange, Incorporated (the "**CBOE**"). The BXM Index was developed, and is calculated, maintained and published, by the CBOE. The CBOE has no obligation to continue to publish, and may discontinue publication of, the BXM Index.

General

The BXM Index is a benchmark index designed to track the performance of a hypothetical buy-write strategy on the S&P 500® Index. Announced by the CBOE in April 2002, the BXM Index was developed by the CBOE in cooperation with Standard & Poor's ("**S&P**"). The BXM Index is a passive total return index based on (1) buying an S&P 500 stock index portfolio, and (2) "writing" (or selling) the near-term S&P 500® Index "covered" call option, generally on the third Friday of each month.

To help in the development of the BXM Index, the CBOE commissioned Professor Robert Whaley of Duke University in 2001 to compile and analyze relevant data on a hypothetical buy-write strategy on the S&P 500® Index. Professor Whaley's methodology was used for the calculation of the BXM Index in all months from June 1988 through April 2004. Beginning on May 21, 2004, the methodology for the BXM Index was revised. As explained in more detail below, on the third Friday of the month, the new S&P call option generally will be deemed sold at a price equal to the volume-weighted average of the traded prices ("**VWAP**") of the new call option during the half-hour period beginning at 11:30 a.m. EST.

Design of the BXM Index

The BXM Index measures the total rate of return of a hypothetical "covered call" strategy applied to the S&P 500® Index." This strategy, which the CBOE refers to as the "BXM covered call strategy," consists of a hypothetical portfolio consisting of a "long" position indexed to the S&P 500® Index on which are deemed sold a succession of one-month, at-the-money call options on the S&P 500® Index listed on the CBOE. The CBOE refers to this hypothetical portfolio as the "covered S&P 500® Index portfolio." The BXM Index provides a benchmark measure of the total return performance of this hypothetical portfolio. Dividends paid on the component stocks underlying the S&P 500® Index and the dollar value of option premium deemed received from the sold call options are functionally "re-invested" in the covered S&P 500® Index portfolio. The BXM Index is based on the cumulative gross rate of return of the covered S&P 500® Index portfolio since the inception of the BXM Index on June 30, 1986, when it was set to an initial value of 92.21.

The BXM covered call strategy requires that each S&P 500® Index call option in the hypothetical portfolio be held to maturity, which is generally the third Friday of each month. The call option is settled against the Special Opening Quotation (or "**SOQ**," ticker "**SET**") of the S&P 500® Index used as the final settlement price of S&P 500® Index call options. If the third Friday is an exchange holiday, the call option will be settled against the SOQ on the previous business day and the new call option will be selected on that day as well. The SOQ is a special calculation of the S&P 500® Index that is compiled from the opening prices of component stocks underlying the S&P 500® Index. The SOQ calculation is performed when all 500 stocks underlying the S&P

500® Index have opened for trading, and is usually determined before 11:00 a.m. EST. The final settlement price of the call option at maturity is the greater of zero and the difference between the SOQ minus the strike price of the expiring call option.

Subsequent to the settlement of the expiring call option, a new at-the-money call option expiring in the next month is then deemed written, or sold, a transaction commonly referred to as a "roll." The strike price of the new call option is the strike price of the S&P 500® Index call option listed on the CBOE with the closest strike price at or above the last value of the S&P 500® Index reported before 11:00 a.m. EST. For example, if the last S&P 500® Index value reported before 11:00 a.m. EST is 901.10 and the closest listed S&P 500® Index call option strike price above 901.10 is 905, then the 905 strike S&P 500® Index call option is selected as the new call option to be incorporated into the BXM Index. The long S&P 500® Index component and the short call option component are held in equal notional amounts, i.e., the short position in the call option is "covered" by the long S&P 500® Index component.

Once the strike price of the new call option has been identified, the new call option is deemed sold at a price equal to the VWAP of the new call option during the half-hour period beginning at 11:30 a.m. EST. The CBOE calculates the VWAP in a two-step process: first, the CBOE excludes trades in the new call option between 11:30 a.m. and 12:00 p.m. EST that are identified as having been executed as part of a "spread," and then the CBOE calculates the weighted average of all remaining transaction prices of the new call option between 11:30 a.m. and 12:00 p.m. EST, with weights equal to the fraction of total non-spread volume transacted at each price during this period. The source of the transaction prices used in the calculation of the VWAP is CBOE's Market Data Retrieval ("**MDR**") System. If no transactions occur in the new call option between 11:30 a.m. and 12:00 p.m. EST, then the new call option is deemed sold at the last bid price reported before 12:00 p.m. EST. The value of option premium deemed received from the new call option is functionally "re-invested" in the portfolio.

Calculation of the BXM Index

The BXM Index is calculated by the CBOE once per day at the close of trading for the respective components of the covered S&P 500® Index portfolio. The BXM Index is a chained index, i.e., its value is equal to 100 times the cumulative product of gross daily rates of return of the covered S&P 500® Index portfolio since the inception date of the BXM Index. On any given day, the BXM Index is calculated as follows:

$BXM_t = BXM_{t-1}(1+R_t)$

where R_t is the daily rate of return of the covered S&P 500® Index portfolio. This rate includes ordinary cash dividends paid on the stocks underlying the S&P 500® Index that trade "ex-dividend" on that date.

On each trading day excluding roll dates, the daily gross rate of return of the BXM[SM] equals the change in the value of the components of the covered S&P 500® Index portfolio, including the value of ordinary cash dividends payable on component stocks underlying the S&P 500® Index that trade "ex-dividend" on that date, as measured from the close in trading on the preceding trading day. The gross daily rate of return is equal to:

$1+R_t = (S_t + Div_t - C_t)/(S_{t-1} - C_{t-1})$,

where, S_t is the closing value of the S&P 500® Index at date t, Div_t represents the ordinary cash dividends payable on the component stocks underlying the S&P 500® Index that trade "ex-dividend" at date t expressed in S&P 500® Index points and C_t is the arithmetic average of the last bid and ask prices of the call option reported before 4:00 p.m. EST at date t. S_{t-1} is the closing value of the S&P 500® Index on the preceding trading day and C_{t-1} is the average of the last bid and ask prices of the call option reported before 4:00 p.m. EST on the preceding trading day.

On roll dates, the gross daily rate of return is compounded from three gross rates of return, the gross rate of return from the previous close to the time the SOQ is determined and the expiring call is settled; the gross rate of return from the SOQ to the initiation of the new call position and the gross rate of return from the time the new call option is deemed sold to the close of trading on the roll date, expressed as follows:

$$1+R_t = (1+R_a) \times (1+R_b) \times (1+R_c),$$

where:

$$1+R_a = (S^{SOQ} + Div_t - C_{settle})/(S_{t-1} - C_{t-1});$$

$$1+R_b = S^{VWAV} / S^{SOQ};\text{ and}$$

$$1+R_c = (S_t - C_t) /(S^{VWAV} - C_{VWAP}).$$

In this equation, R_a is the rate of return of the covered S&P 500® Index portfolio from the previous close of trading through the settlement of the expiring call option. S^{SOQ} is the Special Opening Quotation used in determining the settlement price of the expiring call option. As previously defined, Div_t represents dividends on S&P 500® Index component stocks determined in the same manner as on non-roll dates and C_{settle} is the final settlement price of the expiring call option. S_{t-1} and C_{t-1} are determined in the same manner as on non-roll dates.

R_b is the rate of return of the un-covered S&P 500® Index portfolio from the settlement of the expiring option to the time the new call option is deemed sold. S^{VWAV} is the volume-weighted average value of the S&P 500® Index based on the same time and weights used to calculate the VWAP in the new call option.

R_c is the rate of return of the covered S&P 500® Index portfolio from the time the new call option is deemed sold to the close of trading on the roll date. As defined above, S^{VWAV} is the volume-weighted average value of the S&P 500® Index based on the same time and weights used to calculate the VWAP in the new call option. C_{VWAP} is the volume-weighted average trading price of the new call option between 11:30 a.m. and 12:00 p.m. EST, and C_t refers to the average bid/ask quote of the new call option reported before 4:00 p.m. EST on the roll date.

The Dow Jones U.S. Indices

We have derived all information contained in this underlying supplement regarding the Dow Jones Industrial Average^{SM}, the Dow Jones U.S. Financials Index and the Dow Jones U.S. Real Estate Index, including, without limitation, their make-up, method of calculation and changes in their components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Dow Jones & Company, Inc. ("**Dow Jones**"). The Dow Jones Industrial Average^{SM}, the Dow Jones U.S. Financials Index and the Dow Jones U.S. Real Estate Index are calculated, maintained and published by Dow Jones. Dow Jones has no obligation to continue to publish, and may discontinue publication of, these indices.

The Dow Jones Industrial Average^{SM}

The Dow Jones Industrial Average^{SM} is a price-weighted index comprised of 30 common stocks selected at the discretion of the editors of The Wall Street Journal (the "**WSJ**"), which is published by Dow Jones, as representative of the broad market of U.S. industry. There are no pre-determined criteria for selection of a component stock except that component companies represented by the Dow Jones Industrial Average^{SM} should be established U.S. companies that are leaders in their industries. The Dow Jones Industrial Average^{SM} serves as a measure of the entire U.S. market, including such sectors as financial services, technology, retail, entertainment and consumer goods, and is not limited to traditionally defined industrial stocks. Changes in the composition of the Dow Jones Industrial Average^{SM} are made entirely by the editors of the WSJ without consultation with the component companies represented in the Dow Jones Industrial Average^{SM}, any stock exchange, any official agency or us. In order to maintain continuity, changes to the component stocks included in the Dow Jones Industrial Average^{SM} tend to be made infrequently and generally occur only after corporate acquisitions or other dramatic shifts in a component company's core business. When one component stock is replaced, the entire index is reviewed. As a result, multiple component changes are often implemented simultaneously. The component stocks of the Dow Jones Industrial Average^{SM} may be changed at any time for any reason.

The Dow Jones Industrial Average^{SM} is price-weighted rather than market capitalization-weighted. Therefore, the component stock weightings are affected only by changes in the stocks' prices, in contrast with the weightings of other indices that are affected by both price changes and changes in the number of shares outstanding. The value of the Dow Jones Industrial Average^{SM} is the sum of the primary exchange prices of each of the 30 common stocks included in the Dow Jones Industrial Average^{SM}, divided by a divisor. The divisor is changed in accordance with a mathematical formula to adjust for stock dividends, splits, spin-offs and other corporate actions such as rights offerings and extraordinary dividends. Normal cash dividends are not taken into account in the calculation of the Dow Jones Industrial Average^{SM}. The current divisor of the Dow Jones Industrial Average^{SM} is published daily in the WSJ and other publications. While this methodology reflects the current practice in calculating the Dow Jones Industrial Average^{SM}, no assurance can be given that Dow Jones will not modify or change this methodology.

The Dow Jones U.S. Financials Index

The Dow Jones U.S. Financials Index (a "**DJ U.S. Index**") measures the performance of the financial industry portion of the United States equity market. Dow Jones U.S. Financials Index components are drawn from the Bank, Insurance and Financial Services (including Real

Estate) supersectors. The Dow Jones U.S. Financials Index is a subset of the Dow Jones U.S. Index which in turn is a subset of the Dow Jones World Index, a benchmark family that follows some 6,000 stocks from 45 countries.

The Dow Jones U.S. Real Estate Index

The Dow Jones U.S. Real Estate Index, also a DJ U.S. Index, measures the performance of the real estate sector of the United States equity market. Component companies include those that invest directly or indirectly through development, management or ownership of shopping malls, apartment buildings and housing developments; and REITs that invest in apartments, office and retail properties. REITs are passive investment vehicles that invest primarily in income-producing real estate or real estate related loans and interests.

The Dow Jones U.S. Real Estate Index is one of the 19 supersector indices that make up the Dow Jones U.S. Index (formerly known as the Dow Jones U.S. Total Market Index). The Dow Jones U.S. Real Estate Index is a subset of the Dow Jones U.S. Financials Index, which in turn is a subset of the Dow Jones U.S. Index. The Dow Jones U.S. Index is part of the Dow Jones World Index, which is a benchmark family that follows some 6,000 stocks from 45 countries.

Methodology of the Dow Jones U.S. Indices

The DJ U.S. Indices are market capitalization-weighted indices in which only the shares of each company that are readily available to investors – the "float" – are counted. DJ U.S. Index component candidates must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares and shares in limited partnerships are not eligible. Temporary issues arising from corporate actions, such as "when-issued" shares, are considered on a case-by-case basis when necessary to maintain continuity in a company's index membership. REITs, listed property trusts and similar real-property-owning pass-through structures taxed as REITs by their domiciles also are eligible. Multiple classes of shares are included if each issue, on its own merit, meets the other eligibility criteria. Securities that have had more than ten nontrading days during the past quarter are excluded. Stocks in the top 95% of the index universe by free-float market capitalization are selected as components of the U.S. Index, skipping stocks that fall within the bottom 1% of the universe by free-float market capitalization and within the bottom 0.01% of the universe by turnover.

To be included in the Dow Jones U.S. Financials Index, the issuer of the component securities must be classified in the financials industry as maintained by the Industry Classification Benchmark ("**ICB**"). To be included in the Dow Jones U.S. Real Estate Index, the issuer of the component securities must be classified in the real estate sector as maintained by the ICB.

The DJ U.S. Indices are reviewed by Dow Jones on a quarterly basis. Shares outstanding totals for component stocks are updated during the quarterly review. However, if the number of outstanding shares for an index component changes by more than 10% due to a corporate action, the shares total will be adjusted immediately after the close of trading on the date of the event. Whenever possible, Dow Jones will announce the change at least two business days prior to its implementation. Changes in shares outstanding due to stock dividends, splits and other corporate actions also are adjusted immediately after the close of trading on the day they become effective. Quarterly reviews are implemented during March, June, September and December. Both component changes and share changes become effective at the opening on the first Monday after the third Friday of the review month. Changes to the DJ U.S. Indices are implemented after the official closing values have been established. All adjustments are made before the start of the next trading day. Constituent changes that result from the periodic review will be announced at least two business days prior to the implementation date.

In addition to the scheduled quarterly review, the DJ U.S. Indices are reviewed on an ongoing basis. Changes in index composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the index components will be announced at least two business days prior to their implementation date. In the event that a component no longer meets the eligibility requirements, it will be removed from the DJ U.S. Indices. You can find a list of the companies whose common stocks are currently included in the DJ U.S. Indices on the Dow Jones website at http://www.djindexes.com. Information included in such website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or any pricing supplement, and we have not participated in the preparation of, or verified, such publically available information.

Background on the Industry Classification Benchmark

The Industry Classification Benchmark ("**ICB**"), a joint classification system launched by FTSE Group and DJ U.S. Indices, offers broad, global coverage of companies and securities and classifies them based on revenue, not earnings. ICB classifies stocks into groups of 10 industries, 19 supersectors, 41 sectors and 114 subsectors.

The Financials industry is composed of the Banks supersector, the Insurance supersector and the Financial Services supersector. The Banks supersector includes companies in the Bank sector, the Insurance supersector includes companies in the non-life insurance and life insurance sectors and the Financial Services supersector includes companies in the real estate, general financial, equity investment instruments and nonequity investment instrument sectors.

The Real Estate Holding & Development Subsector consists of companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies. This Subsector excludes REITs and similar entities. The Real Estate Investment Trusts Subsector consists of real estate investment trusts or corporations and listed property trusts.

Calculation and Adjustments

Input Data Sources. Real-time stock prices are provided by Reuters, with the latest trading price used for index calculation. The number of shares is determined separately for each class of stock. This information is obtained from regulatory filings and a variety of data vendors or from the companies themselves. Corporate actions are sourced from public news services, regulatory filings, data vendors and the companies themselves. Float data are obtained from a variety of sources including data vendors, exchanges, regulators and the companies themselves.

Index Formula. The DJ U.S. Indices are calculated using a Laspeyres formula. This formula is used for the calculation of the price return index. The only difference is that the divisor D_t is different for the two indexes. The index is computed as follows:

$$Index_t = \frac{\sum_{i-1}^{n}(p_{i,t} \times q_{i,t})}{C_t \times \sum_{i-1}^{n}(p_{i,0} \times q_{i,0})} \times Base\,Index\,Value = \frac{M_t}{B_t} \times Base\,Index\,Value,$$

which can be simplified as

$$Index_t = \frac{M_t}{D_t} \qquad D_t = \frac{B_t}{Base\,Index\,Value},$$

where:

- D_t is the divisor at time t;

- n is the number of stocks in the index;

- $p_{i,0}$ is the closing level of stock i at the base date (December 31, 1991);

- $q_{i,0}$ is the number of shares of company i at the base date (December 31, 1991);

- $p_{i,t}$ is the price of stock i at time t;

- $q_{i,t}$ is the number of shares of company i at time t;

- C_t is the adjustment factor for the base date market capitalization;

- t is the time the index is computed;

- M_t is the market capitalization of the index at time t;

- B_t is the adjusted base date market capitalization of the index at time t.

Dividend payments are not taken into account in the price index, whereas dividend payments are reinvested in the index sample of the total return index. Any dividend larger than 10% of the equity price is considered a special dividend, which requires a divisor adjustment. The adjustment protects the index from the effects of changes in index composition and the impact of corporate actions.

Divisor Adjustments. Corporate actions affect the share capital of component stocks and therefore trigger increases or decreases in the index. To avoid distortion, the divisor of the index is adjusted accordingly. Changes in the index's market capitalization due to changes in the composition (additions, deletions or replacements), weighting (following quarterly reviews or changes of more than 10% in a single component's share number) or corporate actions (mergers, spinoffs, rights offerings, repurchase of shares, public offerings, return of capital, or special cash or stock distributions of other stocks) result in a divisor change to maintain the index's continuity. By adjusting the divisor, the index value retains its continuity before and after the event.

The following formula will be used for divisor adjustments. (Note: No divisor adjustments are necessary for stock splits, since market capitalization does not change and the share number and share price are adjusted prior to the opening of trading on the split's ex-date.)

$$D_{t+1} = D_t \times \frac{\sum (p_{i,t} \times q_{i,t}) + \Delta MC_{t+1}}{\sum p_{i,0} \times q_{i,0}}$$

where:

- D_t is the divisor at time t;

- D_{t+1} is the divisor at time $t+1$;

- $p_{i,0}$ is the closing level of stock i at the base date (December 31, 1991);

- $q_{i,0}$ is the number of shares of company i at the base date (December 31, 1991);

- $p_{i,t}$ is the price of stock i at time t;

- $q_{i,t}$ is the number of shares of company i at time t;

- ΔMC_{t+1} is the new component's market capitalization and adjusted market capitalization (calculated with adjusted closing levels and shares effective at time $t+1$) or the market capitalization of companies to be deleted (calculated with closing levels and shares at time t). If the current trading price of an issue is unavailable, the previous trading session's closing level is used. However, if the issue is affected by any corporate action that requires an adjustment, then the adjusted price is used.

Adjustments for Corporate Actions. An index divisor may decrease (∇) or increase (Δ) or keep constant (■) when corporate actions occur for a component stock. Assuming shareholders receive "*B*" new shares for every "*A*" share held for the following corporate actions:

Divisor	Corporate Action	Adjustment Formula
∇	Cash dividend (applied for return index only)	*adjusted price = closing level – dividend announced by company × (1 – withholding tax)*
Δ	Special Cash dividend (applied for price return index only)	*adjusted price = closing level – dividend announced by company × (1 – withholding tax)*
■	Split and Reverse Split	*adjusted price = closing level × A/B* *new number of shares = old number of shares × B/A*
Δ	Rights Offering	*adjusted price = (closing level × A + subscription price × B)/(A + B)* *new number of shares = old number of shares × (A + B)/A*
■	Stock Dividend	*adjusted price = closing level × A/(A + B)* *new number of shares = old number of shares × (A + B)/A*
∇	Stock Dividend of a Different Company Security	*adjusted price = (closing level × A – price of different company security × B)/A*
∇	Return of Capital and Share Consolidation	*adjusted price = [closing level – dividend announced by company × (1 – withholding tax)] × A/B* *new number of shares = old number of shares × B/A*
∇	Repurchase Shares-Self-Tender	*adjusted price = (closing level – dividend announced by company) × A/B* *new number of shares = old number of shares × B/A* *adjusted price* $= \dfrac{(price\ before\ tender\ \times\ old\ number\ of\ shares)\ -\ (tender\ price\ \times\ number\ of\ tendered\ shares)}{new\ number\ of\ shares}$ *new number of shares = old number of shares – number of tendered shares*
∇	Spinoff	*adjusted price = (closing level × A – price of spun – off shares × B)/A*

Δ	Combination Stock Distribution (Dividend or Split) and Rights Offering	Shareholders receive *B* new shares from the distribution and *C* new shares from the rights offering for every *A* shares held:
		if rights are applicable after stock distribution (one action applicable to other):
		$adjusted\ price = \dfrac{closing\ level\ \times\ A\ +\ subscription\ price\ \times\ C\ \times\ (1 + B/A)}{(A + B)\ \times\ (1 + C/A)}$
		new number of shares = old number of shares × [(A + B) × (1 + C/A)]/A
		if stock distribution is applicable after rights (one action applicable to other):
		$adjusted\ price = \dfrac{closing\ level\ \times\ A\ +\ subscription\ price\ \times\ C}{(A + C)\ \times\ (1 + B/A)}$
		new number of shares = old number of shares × [(A + C) × (1 + B/A)]

Δ	Stock Distribution and Rights (not mutually applicable)	$adjusted\ price = \dfrac{closing\ level\ \times\ A\ +\ subscription\ price\ \times\ C}{A + B + C}$ *new number of shares = old number of shares × (A + B + C)*

Computation Precision. DJ U.S. Indices values are rounded to two decimal places and divisors are rounded to integers. Any values derived by the index calculation engine from a corporate action used for the divisor adjustments and index computations are rounded to seven decimal places.

The Dow Jones EURO STOXX 50® Index

We have derived all information contained in this underlying supplement regarding the Dow Jones EURO STOXX 50® Index (the "**STOXX Index**"), including, without limitation, their make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by STOXX Limited. The Dow Jones EURO STOXX 50 Index is calculated, maintained and published by STOXX Limited. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the STOXX Index.

The STOXX Index was created by STOXX Limited, a joint venture between Deutsche Boerse AG, Dow Jones & Company, Inc. and SIX Swiss Exchange (formerly SWX Swiss Exchange). Publication of the STOXX Index began on February 28, 1998, based on an initial index value of 1,000 on December 31, 1991. The STOXX Index is published in The Wall Street Journal and disseminated on the STOXX Limited website at http://www.stoxx.com. Information included in such website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or any pricing supplement, and we have not participated in the preparation of, or verified, such publically available information.

STOXX Index Composition and Maintenance

The STOXX Index is comprised of 50 component stocks of market sector leaders from within the Dow Jones STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors.

The STOXX Index can be calculated as both a price return index and a total return index. The only difference is in the treatment of the dividend payments (as indicated below).

The composition of the STOXX Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the STOXX Index are made to ensure that the STOXX Index includes the 50 market sector leaders from within the Euro STOXX Index.

The free float factors for each component stock used to calculate the STOXX Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. Each component's weight is capped at 10% of the index's total free float market capitalization.

The STOXX Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the STOXX Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Calculation of the STOXX Index

The STOXX Index is calculated with the Laspeyres formula, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the STOXX Index value can be expressed as follows:

$$Index = \frac{free\ float\ market\ capitalization\ of\ the\ STOXX\ Index}{Divisor}$$

The "*free float market capitalization of the STOXX Index*" is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the STOXX Index is being calculated.

The divisor for the STOXX Index is adjusted to maintain the continuity of the STOXX Index values across changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where an index divisor may decrease (∇) or increase (Δ) or keep constant ($\blacksquare$) when corporate actions occur for a component stock. Assuming shareholders receive *"B"* new shares for every *"A"* share held for the following corporate actions:

Divisor	Corporate Action	Adjustment Formula
∇	Cash dividend (applied for return index only)	*adjusted price = closing level – dividend announced by company × (1 – withholding tax)*
Δ	Special Cash dividend (applied for price return index only)	*adjusted price = closing level – dividend announced by company × (1 – withholding tax)*
$\blacksquare$	Split and Reverse Split	*adjusted price = closing level × A/B* *new number of shares = old number of shares × B/A*
Δ	Rights Offering	*adjusted price = (closing level × A + subscription price × B)/(A + B)* *new number of shares = old number of shares × (A + B)/A*
$\blacksquare$	Stock Dividend	*adjusted price = closing level × A/(A + B)* *new number of shares = old number of shares × (A + B)/A*
∇	Stock Dividend of a Different Company Security	*adjusted price = (closing level × A – price of different company security × B)/A*
∇	Return of Capital and Share Consolidation	*adjusted price = [closing level – dividend announced by company × (1 – withholding tax)] × A/B* *new number of shares = old number of shares × B/A*
∇	Repurchase Shares-Self-Tender	*adjusted price = (closing level – dividend announced by company) × A/B* *new number of shares = old number of shares × B/A* *adjusted price* $= \dfrac{\textit{(price before tender × old number of shares) – (tender price × number of tendered shares)}}{\textit{new number of shares}}$ *new number of shares = old number of shares – number of tendered shares*
∇	Spinoff	*adjusted price = (closing level × A – price of spun – off shares × B)/A*

Δ	Combination Stock Distribution (Dividend or Split) and Rights Offering	Shareholders receive *B* new shares from the distribution and *C* new shares from the rights offering for every *A* shares held:
		 if rights are applicable after stock distribution (one action applicable to other):
		 $\textit{adjusted price} = \dfrac{\textit{closing level × A + subscription price × C × (1 + B/A)}}{\textit{(A + B) × (1 + C/A)}}$
		 new number of shares = old number of shares × [(A + B) × (1 + C/A)]/A
		 if stock distribution is applicable after rights (one action applicable to other):
		 $\textit{adjusted price} = \dfrac{\textit{closing level × A + subscription price × C}}{\textit{(A + C) × (1 + B/A)}}$
		 new number of shares = old number of shares × [(A + C) × (1 + B/A)]

Δ	Stock Distribution and Rights (not mutually applicable)	$\textit{adjusted price} = \dfrac{\textit{closing level × A + subscription price × C}}{\textit{A + B + C}}$ *new number of shares = old number of shares × (A + B + C)*

The FTSE™ 100 Index

We have derived all information contained in this underlying supplement regarding the FTSE™ 100 Index (the "**FTSE Index**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, FTSE International Limited ("**FTSE**"), a company owned equally by the London Stock Exchange (the "**LSE**") and the Financial Times ("**FT**"), in association with the Institute and the Faculty of Actuaries. The FTSE Index is calculated, maintained, and published by FTSE. FTSE has no obligation to continue to publish, and may discontinue publication of, the FTSE Index.

The FTSE Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE. The FTSE Index was first calculated on January 3, 1984 with an initial base level index value of 1,000 points. Publication of the FTSE Index began in February 1984.

The FTSE Index is reported by Bloomberg L.P. under the ticker symbol "UKX:IND."

Composition of the FTSE Index

The FTSE Index is a free float adjusted index which measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE. The 100 stocks included in the FTSE Index (the "**FTSE Underlying Stocks**") are selected from a reference group of stocks trading on the LSE which are in turn selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The FTSE Underlying Stocks are selected from this reference group by selecting 100 stocks with the largest market value.

Standards for Listing and Maintenance

The 100 stocks included in the FTSE Index were selected from a reference group of stock trading on the LSE which were selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The FTSE Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value. A list of the issuers of the FTSE Underlying Stocks is available from FTSE.

The FTSE Index is overseen by the FTSE's Europe/Middle East/Africa Committee (the "**FTSE EMEA Committee**"), which is made up of independent senior industry representatives, which is responsible for the index review process. The FTSE EMEA Committee reviews the FTSE Underlying Stocks quarterly in March, June, September and December in order to maintain continuity in the index level. FTSE prepares information regarding possible companies to be included or excluded from the FTSE Index using the close of business figures from the Tuesday before a review. The review is then presented to the FTSE EMEA Committee for approval.

Changes to the constituents can be prompted by new listings on the exchange, corporate actions (e.g., mergers and acquisitions) or an increase or decrease in a market capitalization. The FTSE Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the FTSE Index if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the FTSE EMEA Committee, to be a viable component of the FTSE Index. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market capitalization.

Where a greater number of companies qualify to be inserted in the FTSE Index than those qualifying to be deleted, the lowest ranking constituents presently included in the FTSE Index will be deleted to ensure that an equal number of companies are inserted and deleted at the periodic review. Likewise, where a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies which are presently not included in the index will be inserted to match the number of companies being deleted at the periodic review.

Companies that are large enough to be constituents of the FTSE Index but do not pass the liquidity test are excluded. At the next annual review the companies are re-tested against all eligibility screens.

Calculation of the FTSE Index

The FTSE Index is calculated by (i) multiplying the per share price of each stock included in the FTSE Index by the number of outstanding shares, (ii) calculating the sum of all these products (such sum being hereinafter the "**FTSE Aggregate Market Value**") as of the starting date of the FTSE Index, (iii) dividing the FTSE Aggregate Market Value by a divisor which represents the FTSE Aggregate Market Value on the base date of the FTSE Index and which can be adjusted to allow changes in the issued share capital of individual underlying stocks including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits to be made without distorting the FTSE Index, and (iv) multiplying the result by 1,000. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire FTSE Index than will movements in share prices of companies with relatively smaller market capitalization.

The FTSE/Xinhua China 25 Index

We have derived all information contained in this underlying supplement regarding the FTSE/Xinhua China 25 Index, including, without limitation, their make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, FTSE/Xinhua Index Limited ("**FXI**"), a joint venture of FTSE International Limited ("**FTSE**") and Xinhua Financial Network Limited ("**XFL**"). FTSE/Xinhua China 25 Index is calculated, maintained and published by FXI. FXI has no obligation to continue to publish, and may discontinue publication of, the FTSE/Xinhua China 25 Index.

The FTSE/Xinhua China 25 Index is reported by Bloomberg L.P. under the ticker symbol "XIN0I:IND."

Composition of the FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is designed to represent the performance of the mainland Chinese market that is available to international investors. The FTSE/Xinhua China 25 Index is quoted in Hong Kong dollars ("**HKD**") and is currently based on the 25 largest and most liquid Chinese stocks (called "H" shares and "Red Chip" shares), listed and trading on the Stock Exchange of Hong Kong Ltd. ("**HKSE**"). "H" shares are securities of companies incorporated in the People's Republic of China and nominated by the Chinese government for listing and trading on the HKSE. "Red Chip" shares are securities of Hong Kong-incorporated companies, which are substantially owned directly or indirectly by the Chinese government and have the majority of their business interests in mainland China.

Standards for Listing and Maintenance

Currently, only H-shares and Red Chip shares are eligible for inclusion in the FTSE/Xinhua China 25 Index. All classes of equity in issue are eligible for inclusion in the FTSE/Xinhua China 25 Index, subject to certain restrictions, however, each constituent must also be a constituent of the FTSE All-World Index. Companies whose business is that of holding equity and other investments, exchange traded funds and funds whose prices are a direct derivation of underlying holdings (e.g., mutual funds) are not eligible for inclusion.

Securities must be sufficiently liquid to be traded, therefore the following criteria, among others, are used to ensure that illiquid securities are excluded:

- *Price*. FXI must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company. FXI may exclude a security from the FTSE/Xinhua China 25 Index if it considers that an "accurate and reliable" price is not available. The FTSE/Xinhua China 25 Index uses the last trade prices from the relevant stock exchanges, when available.

- *Liquidity*. Securities in the FTSE/Xinhua China 25 Index will be reviewed annually for liquidity. Securities which do not turn over at least 2% of their shares in issue, after the application of any free float restrictions, per month for ten of the twelve months prior to the quarterly review by FXI will not be eligible for inclusion in the FTSE/Xinhua China 25 Index. An existing constituent failing to trade at least 2.0% of its shares in issue, after the application of any free float restrictions, per month for more than four of the twelve months prior to the quarterly review will be removed after close of the index calculation on the next trading day following the third Friday in January, April, July and October. Any period when a share is suspended will be excluded from the calculation.

- *New Issues*. New issues become eligible for inclusion in the FTSE/Xinhua China 25 Index at the next quarterly review of constituents, provided they have a minimum trading record of at least 20 trading days prior to the date of such review and turnover of a minimum of 2% of their shares in issue, after the application of any free float restrictions, per month each month, except in certain circumstances.

The FTSE/Xinhua China 25 Index, like other indices of FXI, is governed by an independent advisory committee, the FTSE Xinhua Index Committee, that ensures that the FTSE/Xinhua China 25 Index is operated in accordance with its published ground rules, and that the rules remain relevant to the FTSE/Xinhua China 25 Index. The FTSE Xinhua Index Committee is responsible for undertaking the review of the FTSE/Xinhua China 25 Index and for approving changes of constituents.

Computation of the FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is calculated using the free float index calculation methodology of the FTSE Group. The FTSE/Xinhua China 25 Index is calculated using the following formula:

$$Index = \frac{\sum_{n=1}^{25} p(n) \cdot e(n) \cdot s(n) \cdot f(n) \cdot c(n)}{d}$$

where "p" is the latest trade price of the component security "n," "e" is the exchange rate required to convert the security's home currency into the FTSE/Xinhua China 25 Index's base currency, "s" is the number of shares of the security in issue, "f" is the free float factor published by FXI, to be applied to such security to allow amendments to its weighting, "c" is the capping factor published by FXI at the most recent quarterly review of the FTSE/Xinhua China 25 Index, and "d" is the divisor, a figure that represents the total issued share capital of the FTSE/Xinhua China 25 Index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the FTSE/Xinhua China 25 Index.

The FTSE/Xinhua China 25 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. Under this methodology, FXI excludes from free floating shares: (i) trade investments in a FTSE/Xinhua China 25 Index constituent company by either another FTSE/Xinhua China 25 Index constituent company or a non-constituent company or entity; (ii) significant long-term holdings by founders, directors and/or their families; (iii) employee share schemes (if restricted); (iv) government holdings; (v) foreign ownership limits; and (vi) portfolio investments subject to lock-in clauses (for the duration of the clause). Free float restrictions are calculated using available published information. The initial weighting of a FTSE/Xinhua China 25 Index constituent stock is applied in bands, as follows:

Free float less than or equal to 15%	Ineligible for inclusion in the FTSE/Xinhua China 25 Index, unless free float is also greater than 5% and the full market capitalization is greater than US$2.5 billion (or local currency equivalent), in which case actual free float is used.
Free float greater than 15% but less than or equal to 20% ...	20%
Free float greater than 20% but less than or equal to 30% ...	30%
Free float greater than 30% but less than or equal to 40% ...	40%
Free float greater than 40% but less than or equal to 50% ...	50%
Free float greater than 50% but less than or equal to 75% ...	75%
Free float greater than 75%	100%

These bands are narrow at the lower end, to ensure that there is sufficient sensitivity in order to maintain accurate representation, and broader at the higher end, in order to ensure that the weightings of larger companies do not fluctuate absent a significant corporate event. Following the application of an initial free float restriction, a FTSE/Xinhua China 25 Index constituent stock's free float will be changed only if its actual free float is more than five percentage points above the minimum or five percentage points below the maximum of an adjacent band. This five percentage point threshold does not apply if the initial free float is less than 15%. Foreign ownership limits, if any, are applied after calculating the actual free float restriction, but before applying the bands shown above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the bands shown above.

The FTSE/Xinhua China 25 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the FTSE/Xinhua China 25 Index. Implementation of any changes takes place after the close of the index calculation on the third Friday in January, April, July and October. A stock's free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE/Xinhua China 25 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event.

The Hang Seng Indices

We have derived all information contained in this underlying supplement regarding the Hang Seng® Index and the Hang Seng China Enterprises Index, including, without limitation, its make-up, method of calculation and changes in its component securities, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, HSI Services Limited ("**HSI**"), a wholly owned subsidiary of Hang Seng Bank. The Hang Seng® Index and the Hang Seng China Enterprises Index are calculated, maintained and published by HSI. HSI has no obligation to continue to publish, and may discontinue publication of, these indices.

The Hang Seng® Index

Composition of the Hang Seng® Index

The Hang Seng® Index is a free-float adjusted market capitalization index of selection of companies from The Stock Exchange of Hong Kong Ltd. (the "**HKSE**"). The components of the index are divided into four sub-indices: commerce and industry, finance, utilities, and properties. The index was developed with a base level of 100 as of July 31, 1964 and is designed to be an indicator of the performance of the Hong Kong stock market.

The Hang Seng® Index is reported by Bloomberg L.P. under the ticker symbol "HSI:IND."

Standards for Listing and Maintenance

Only companies with a primary listing on the main board of the HKSE are eligible as constituents of the Hang Seng® Index. Mainland China enterprises that have an H-share listing in Hong Kong are eligible for inclusion in the Hang Seng® Index when they meet any one of the following conditions: (1) the H-share company has 100% of its ordinary share capital in the form of H-shares which are listed on the HKSE; (2) the H-share company has completed the process of share reform, with the result that there is no unlisted share capital in the company; or (3) for new H-share initial public offerings, the company has no unlisted share capital.

To be eligible for selection, a company:

- must be among those companies that constitute the top 90% of the total market value of all eligible shares listed on the HKSE (market value is expressed as an average of the past 12 months);

- must be among those companies that constitute the top 90% of the total turnover of all eligible shares listed on the HKSE (turnover is aggregated and individually assessed for eight quarterly sub-periods over the past 24 months); and

- should normally have a listing history of at least 24 months on the HKSE or meet the requirements of the following guidelines: for newly listed large-cap stocks, the minimum listing time required for inclusion in the stock universe for the Hang Seng® Index review is as follows:

Average Market Value Ranking at Time of Review	Minimum Listing History
Top 5	3 Months
6-15	6 Months
16-20	12 Months
21-25	18 Months
Below 25	24 Months

For newly listed large-cap stocks, the minimum listing time required for inclusion in the stock universe for the Hang Seng® Index review is as follows:

- the market value and turnover ranking of the company;

- the representation of the sub-sectors within the Hang Seng® Index directly reflecting that of the market; and

- the financial performance of the company.

A constituent of the Hang Seng Family of Indices will be removed from the relevant index if it has been suspended from trading for one month. Such a stock may be retained in the index only in exceptional circumstances if it is believed that it is highly likely that the stock will resume trading in the near future.

The Hang Seng China Enterprises Index

The Hang Seng China Enterprises Index (the "**HSCE Index**") was launched one year after the first H-share company was listed on the HKSE. It is intended to track the performance of mainland China enterprises with H-share listings in Hong Kong.

The HSCE Index is reported by Bloomberg L.P. under the ticker symbol "HSCEI:IND."

Composition of the HSCE Index

The HSCE Index was launched on August 8, 1994 as a market-capitalization weighted index consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on the HKSE. H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. With the launch of the 200-stock Hang Seng Composite Index (the "**HSCI**") on October 3, 2001, the HSCE Index became part of the Hang Seng Composite Index Series (the "**HSCI Series**"). Since then, constituents of the HSCE Index comprise only the largest H-share companies included in the HSCI.

Standards for Listing and Maintenance

To be included in the HSCI and be eligible for inclusion in the HSCE Index, a component stock must have a primary listing on the Main Board of the HKSE, and the issuer of such component stock must not have (i) a secondary listing in Hong Kong, (ii) stocks listed on the Growth Enterprises Market or (iii) preference shares, debt securities or other derivatives. A component stock is removed from the HSCI following the semi-annual review process if (a) it experienced more than 20 trading days without turnover during the preceding 12 months (excluding days on which such component stock was suspended from trading) or (b) the component stock's 12-month average market capitalization rank falls to the 240th position or below.

Component stocks with less than one year listing history are counted on a pro-rata basis. A component stock is added to the HSCI following the semi-annual review process if (a) it experienced less than 20 trading days without turnover during the preceding 12 months (excluding days on which such component stock was suspended from trading) and (b) the component stock's 12-month average market capitalization rank rises to the 160th position or above.

The number of component stocks in the HSCI is fixed at 200, and, in the event that the number of component stocks that are removed from and added to the HSCI is not the same, the next highest ranking component stock will be added or the next lowest ranking component stock will be removed, as the case may be. H-Share companies joining or leaving the HSCI are automatically included or excluded from the HSCE Index.

Calculation of the Hang Seng Indices

Both the Hang Seng® Index and the HSCE Index are calculated using a free float-adjusted market capitalization weighted methodology with a 15% cap on individual stock weightings. For the Hang Seng® Index, only the H-share portion of H-share constituents is included in the calculation. In order to ensure the liquidity need for investability, the following shareholdings are viewed as strategic in nature and are excluded for index calculation:

- Strategic holdings – shares held by strategic shareholder(s) who individually or collectively control more than 30% of the shareholdings;

- Directors' holdings – shares held by director(s) who individually control more than 5% of the shareholdings;

- Cross-holdings – shares held by a Hong Kong or mainland China-listed company which controls more than 5% of the shareholdings as investments; and

- Lock-up shares – shares held by shareholder(s) who individually or collectively represent more than 5% of the shareholdings in the company and with a publicly disclosed lock-up arrangement.

The data used for the free float adjustment are taken from publicly available sources, including annual reports and Securities Notification History Reports from Hong Kong Exchanges and Clearing Limited. The Free Float-adjusted Factor, representing the proportion of shares that is free floated as a percentage of the issued shares/H shares, is rounded up to the nearest multiple of 5% for Index calculation and is updated half-yearly.

The Hang Seng indices are calculated as follows:

$$current\ index\ =\ \frac{current\ aggregate\ free\ float\text{-}adjusted\ market\ value\ of\ constituents}{yesterday's\ aggregate\ free\ float\text{-}adjusted\ market\ value\ of\ constituents}\ x\ yesterday's\ closing\ index$$

A cap factor is calculated in each regular half-yearly constituent change implementation, such that no constituent has a weighting exceeding 15% in each index which adopts free float-adjusted market capitalization weighted methodology. Additional re-capping will be performed for the Hang Seng® Index, should there be constituent changes in its quarter review.

In case of stock suspension, last traded price will be used for index calculation regardless of the time of suspension.

The KBW Regional Banking Index[SM]

We have derived all information contained in this underlying supplement regarding the KBW Regional Banking Index[SM] (the "**Regional Banking Index**"), including, without limitation, its make-up, method of calculation and changes in its component securities, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Keef, Bruyette & Woods ("**KBW**"). The Regional Banking Index is calculated, maintained and published by KBW. KBW has no obligation to continue to publish, and may discontinue publication of, the Regional Banking Index.

Composition of the Regional Banking Index

The Regional Banking Index is an equal-weighted float-adjusted index designed to represent the performance of the U.S. regional banking industry. The Regional Banking Index is currently comprised of 50 common stocks of regional banks or thrifts listed on the NYSE or another U.S. national securities exchange, or NASDAQ®/NMS. The Regional Banking Index components are selected to provide representation of the industry's sub-sectors. Index constituents are chosen on the basis of relevance to the market sector in question and, after due consideration, on certain trading criteria, including but not limited to stock price, stock price volatility, stock price correlation to index price, average daily trading volume, optionability of stock, market capitalization, country of origin, listed exchange and perceived viability of the listed company. Options on the Regional Banking Index began trading on the NASDAQ OMX PHLX, formerly known as the Philadelphia Stock Exchange, on July 26, 2005 under the symbol "KRX."

Calculation and Rebalancing of the Regional Banking Index

The Regional Banking Index has been calculated under a "float adjusted equal capitalization-weighted" methodology since its inception. This methodology is expected to provide: (1) equal representation of all the components in the index, (2) advantage of an innovative approach to index investing; (3) portfolio weight diversification (thereby limiting domination of the index by a few large stocks); and (4) reduce market impact on the smallest index securities from necessary weight rebalancings.

Under the methodology employed, on a quarterly basis, the index committee will evaluate the components' current percentage weights (after taking into account such scheduled weight adjustments due to stock repurchases, secondary offerings or other corporate actions, mergers and index composition changes). Such quarterly examination will result in an index rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest float adjusted market capitalization index security must be less than or equal to 3.0% and (2) the "collective weight" of those index securities whose individual current weights are in excess of 3.0%, when added together, must be less than or equal to 48.0%. The weights of all stocks greater than 3.0% will be scaled down proportionately for the "collective weight," so adjusted, to be set to 40.0%. The aggregate weight reduction among the stocks resulting from either or both of the above rescalings will be redistributed equally to the other stocks in the following iterative manner. In addition, a special rebalancing may be conducted, if it is determined necessary to maintain the integrity of the index.

If either one or both of these weight distribution requirements are not met upon quarterly review or that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest index security exceeds 3.0%, then the weights of all stocks above 3.0% will be scaled down by enough for the adjusted weight of the single largest index security to be set to 2.0%. Second, relating to weight distribution requirement (2) above, for those index securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 3.0%, if their "collective weight" exceeds 48.0%, then the weights of all stocks will be scaled down by just enough for the "collective weight," so adjusted, to be set to 40.0%. The aggregate weight reduction among the stocks resulting from either or both of the above rescalings will then be redistributed to the remaining securities in the Regional Banking Index. Additional iterations will be performed until the accumulated increase in weight among the remaining securities exactly equals the aggregate weight reduction among the stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

Then, to complete the rebalancing procedure, once the final percent weights of each index security are set, the index share weights will be determined anew based upon the last sale prices and aggregate float adjusted equal market capitalization of the index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September, and December. Changes to the index share weights will be made effective after the close of trading on the third Friday in March, June, September, and December and an adjustment to the divisor will be made to ensure continuity of the index. Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current index share weights.

The KOSPI 200 Index

We have derived all information contained in this underlying supplement regarding the KOSPI 200 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Korea Exchange ("**KRX**"), the publisher of the KOSPI 200 Index. The KOSPI 200 Index is calculated, maintained and published by KRX. KRX is under no obligation to continue to publish, and may discontinue publication of, the KOSPI 200 Index.

The KOSPI 200 Index is reported by Bloomberg L.P. under the ticker symbol "KOSPI2:IND."

Composition of the KOSPI 200 Index

The KOSPI 200 Index is a capitalization-weighted index of 200 Korean blue-chip stocks that make up a large majority of the total market value of the Korea Stock Exchange ("**KSE**"). The KOSPI 200 is the underlying index for stock index futures and option trading. The companies listed on the KOSPI 200 Index are classified into the following eight industry groups: (i) fisheries, (ii) mining, (iii) manufacturing, (iv) construction, (v) electricity and gas, (vi) services, (vii) post and communication and (viii) finance. The constituent stocks are selected on a basis of the market value of the individual stocks, liquidity and their relative positions in their respective industry groups.

Standards for Listing and Maintenance

KRX chooses companies for inclusion in the KOSPI 200 Index with an aim of accurately representing overall market movement. KRX may from time to time, in its sole discretion, add companies to, or delete companies from, the KOSPI 200 Index to achieve this objective. The KOSPI 200 Index selects stocks of companies that belong to one of the eight industry groups, whose market capitalization is at least 1% of the total market capitalization. The capitalization requirement ensures the high percentage of market capitalization of KOSPI 200 constituent stocks against the total. Stocks initially listed or relisted after May 1 of the year preceding the year of the periodic realignment review date, stocks designated as administrative issue as of the periodic realignment review date, stocks of securities investment companies, issues of liquidation sale and stocks deemed unsuitable are ineligible to become constituent stocks of the KOSPI 200 Index.

All common stocks listed on the KSE as of the periodic realignment date will be included in the selection process, except for the stocks which fall into one of the following categories:

- stocks with administrative issues;
- stocks with liquidation issues;
- stocks issued by securities investment companies;
- stocks that have been listed less than one year as of the last trading in April of the year in which the periodic review and selection process occurs;
- stocks belonging to the industry groups other than the eight industry groups listed above;
- a constituent stock merged into a non-constituent stock;
- a company established as a result of a merger between two constituent stocks; and
- any other stocks that are deemed unsuitable to be included in the constituents of the KOSPI 200 Index.

The basic selection criterion is the average market capitalization obtained by dividing the aggregated value (attained by multiplying the closing price of the listed common shares by the number of listed common shares for one year from April of the year preceding the year to which the periodic realignment review date belongs), by 12, and the sum of daily trading value for the same period. In the case of a stock which has been reclassified under a different industry group, such stock is grouped with the newly classified industry group. The constituents of the KOSPI 200 Index are selected first from the non-manufacturing industry cluster, and then from the manufacturing industry cluster.

First, the KOSPI 200 Index constituent stocks from non-manufacturing industries are selected in descending order of average monthly market capitalization, from large to small, in the same industry group, while ensuring that the accumulated market capitalization of the selected stocks is at least 70% of the total market capitalization of the concerned industry group. Notwithstanding the above, a stock is excluded if its ranking of annual trading volume is below 85% of the stocks within the same industry group. In such case, the excluded stock is replaced by a stock that is next in ranking in market capitalization, but satisfies the trading volume criteria.

Second, the KOSPI 200 constituent stocks from the manufacturing industry are selected in descending order of market capitalization, while excluding stocks whose ranking of trading volume in descending order is below 85% of the stocks within the same industry group. The excluded stock is replaced by a stock that is next in ranking in market capitalization, but satisfies the trading volume criteria. The number of the stocks selected from the manufacturing industry is the number obtained by subtracting the number of KOSPI 200 Index constituent stocks chosen from the non-manufacturing industry group from 200.

Notwithstanding anything above, if a stock whose market capitalization is within the top 50 in terms of market capitalization, such stock may be included in the constituents of the KOSPI 200 Index, by taking into consideration the influence that the industry group has on the KOSPI 200 Index, as well as the liquidity of the concerned stock. Stocks to be placed on the replacement list are selected from the stocks included for deliberation, excluding those already selected as constituents of the KOSPI 200 Index.

To ensure that the KOSPI 200 Index accurately represents the overall market movement, its constituent stocks are realigned as the need arises. There are two types of realignments: periodic realignment and special realignment. Periodic realignment takes place regularly once a year, on the trading day following the day which is the last trading day of June contracts of both the index futures and index options. Special realignment takes place at the time when a stock has to be excluded from the constituents as a result of, for instance, delisting, designation as administrative issue or a merger.

For the periodic realignment, the following criteria must be observed:

- An existing constituent will not be removed if the ranking of the market capitalization of such stock is within 100/110 of the ranking of the KOSPI 200 constituents of the same industry group;

- In order to be included in the constituents of the KOSPI 200 Index, the ranking of the market capitalization of a stock must be within 90/100 of the ranking of the KOSPI 200 constituents of the same industry group;

- If the ranking of the market capitalization of an existing constituent falls below 100/110 of the ranking of the KOSPI 200 constituents of the same industry group, but there is no stock satisfying the requirement specified in the preceding clause, the existing constituent will not be removed; and

- When removing the existing constituents, a constituent whose ranking of market capitalization within the same industry group is the lowest will be removed first.

The periodic realignment date is the trading day following the day, which is the last trading day of June contracts of both the index futures and index options.

In the event where a constituent of the KOSPI 200 Index falls under any of the following cases, such constituent shall be removed from the constituents and the removal date is as follows:

- Delisting: the trading day following the delisting date;

- Designation as administrative issue: the designation date;

- Merger: the day of trading halt; and

- It is determined that the stock is unsuitable as a constituent of the KOSPI 200 Index: the trading day following the day of such determination, which is the last trading day of the nearest month contracts of both the index futures and index options, after the date of such decision.

Special realignment is carried out by choosing a stock from a replacement list prepared beforehand in a priority order by industry group. In the event that the replacement list includes no stock for a specific industry, a stock is chosen from the manufacturing industry group.

When realigning the constituents of the KOSPI 200 Index, the replacement stocks are chosen from the replacement list in accordance with the rank order. In the case of an industry group that has no stock listed on the replacement list, a replacement stock is chosen from the replacement list of manufacturing industry cluster. In cases where there is an initial listing of a stock that is deemed to have high liquidity and is worthy in terms of its impact on the KOSPI 200 Index, a constituent stock is merged into non-constituent stock or a company is established as result of merger between the constituent, it is possible to include before the periodic realignment date.

Calculation of the KOSPI 200 Index

The KOSPI 200 Index is computed by multiplying (i) the market capitalization as of the calculation time divided by the market capitalization as of the base date (the "**KOSPI 200 Base Market Capitalization**"), by (ii) 100. The base date of the KOSPI 200 is January 3, 1990 with a base index of 100. Market capitalization is obtained by multiplying the number of listed common shares of the constituents by the price of the concerned common share. If the number of listed shares increases due to rights offering, bonus offering and stock dividend, which accompany ex-right or ex-dividend, such increase is included in the number of listed shares on the ex-right date or ex-dividend date.

Share prices refer to the market price established during the regular trading session. If no trading took place on such day, quotation price is used and if no quotation price is available, the closing price of the most recent trading day is used.

In order to maintain the consistency of the KOSPI 200 Index, the market capitalization and the KOSPI 200 Base Market Capitalization can be readjusted. Readjustment includes changing the KOSPI 200 Base Market Capitalization when there is an event, such as a distribution of rights or dividends, that affects the stock price, in order to equalize the stock price index on the day before the event and the stock price index on the day of the event. The following formula is used:

$$\frac{current\ market\ cap\ before\ the\ change}{old\ market\ cap} = \frac{current\ market\ cap\ before\ the\ change \pm amount\ of\ change\ in\ the\ cap}{new\ KOSPI\ 200\ Base\ Market\ Cap}$$

Index Governance

The KOSPI Committee is charged with reviewing matters relating to calculation and management of the KOSPI 200 Index. The KOSPI Committee is composed of 10 members who are chosen as representatives of institutional investors and securities related institutions, legal and accounting professions, and professors and researchers. The KOSPI Committee is responsible for matters relating to the calculation method of the KOSPI 200 Index; matters relating to selection and realignment of the KOSPI constituent stocks; matters relating to establishment, amendment and abolishment of the criteria for selection of the KOSPI 200 constituent stocks; and any other matters that are requested by the chief executive officer of the KSE.

Regular meetings of the KOSPI Committee are held in May of each year for the purpose of realigning the constituent stocks, but a special meeting can be called if need arises.

The MSCI Indices

We have derived all information contained in this underlying supplement regarding the MSCI Emerging Markets Index[SM], the MSCI EAFE® Index, the MSCI Brazil Index, the MSCI Singapore Cash Index, the MSCI Taiwan Index[SM] and the MSCI AC (All Country) Far East ex Japan Index (each an "**MSCI Index**", and together, the "**MSCI Indices**"), including, without limitation, the make-up, method of calculation and changes in each MSCI Index's components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, MSCI. The MSCI Indices are calculated, maintained and published by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, any of the MSCI Indices.

The current index calculation methodology used to formulate the MSCI Indices (and which is also used to formulate the indices included in the MSCI Global Index Series) (the "MSCI Global Investable Market Indices Methodology") was implemented as of June 1, 2008.

The MSCI EAFE® Index

The MSCI EAFE® Index is a free float-adjusted market capitalization index intended to measure the equity market performance of certain developed markets. The MSCI EAFE® Index is calculated daily in U.S. dollars and published in real time every 15 seconds during market trading hours. The MSCI MSCI EAFE® includes components from all countries in Europe, Australasia and the Far East that are designated by MSCI as Developed Markets ("**DMs**"). As of May 20, 2009, the MSCI EAFE® Index consisted of the following developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

The MSCI EAFE® Index is reported by Bloomberg L.P. under the ticker symbol "MXEA:IND."

The MSCI Emerging Markets Index[SM]

The MSCI Emerging Markets Index[SM] (the "**MSCI EM Index**") is a free float-adjusted market capitalization index that is designed to measure equity market performance of global emerging markets. The MSCI EM Index is calculated daily in U.S. dollars and published in real time every 15 seconds during market trading hours. As of May 20, 2009, the MSCI EM Index consisted of the following emerging market country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

The MSCI EM Index includes components from all countries covered by the MSCI International Equity Indices that are designated by MSCI as Emerging Markets ("**EMs**"). Each of the emerging markets component country indices is a sampling of equity securities across industry groups in such country's equity markets. In order to maintain the representativeness of the MSCI EM Index, structural changes to the MSCI EM Index as a whole may be made by adding or deleting emerging markets component country indices and the related emerging markets component securities.

The MSCI EM Index is reported by Bloomberg L.P. under the ticker symbol "MXEF:IND."

MSCI Brazil Index

The MSCI Brazil Index is a free float-adjusted market capitalization index of securities listed on the São Paulo Stock Exchange. The MSCI Brazil Index is calculated daily in the local currency and published in real time every 15 seconds during market trading hours. The MSCI Brazil Index is intended to provide performance benchmarks of the Brazilian equity market.

The MSCI Brazil Index is reported by Bloomberg L.P. under the ticker symbol "MXBR:IND."

MSCI Singapore Cash Index

The MSCI Singapore Cash Index if a free float-adjusted market capitalization index of securities listed on the Singapore Stock Exchange. The MSCI Singapore Index is calculated daily in the local currency and published in real time every 15 seconds during market trading hours. The MSCI Singapore Cash Index is intended to provide performance benchmarks of the Singapore equity market.

The MSCI Singapore Cash Index is reported by Bloomberg L.P. under the ticker symbol "SGY:IND."

MSCI Taiwan Index[SM]

The MSCI Taiwan Index[SM] is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The MSCI Taiwan Index[SM] is calculated daily in the local currencies and published in real time every 15 seconds during market trading hours. The MSCI Taiwan Index[SM] is intended to provide performance benchmarks of the Taiwan equity market.

The MSCI Taiwan Index is reported by Bloomberg L.P. under the ticker symbol "TWY:IND."

MSCI AC (All Country) Far East ex Japan Index

The MSCI AC Far East ex Japan Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of the Far East, excluding Japan. As of May 20, 2009, the MSCI AC Far East ex Japan Index consisted of the following developed and emerging market country indices: China, Hong Kong, Indonesia, Korea, Malaysia, Philippines, Singapore, Taiwan and Thailand.

The MSCI AC Far East ex Japan Index is reported by Bloomberg under the ticker symbol "MXFEJ:IND."

Constructing the MSCI Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "**GICS®**").

Defining the Equity Universe

The Equity Universe is defined by:

• Identifying eligible equity securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets ("**DM**") or Emerging Markets ("**EM**"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships and most investment trusts, are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts ("**REITs**") in some countries and certain income trusts in Canada are also eligible for inclusion.

• Classifying the eligible equity securities into the appropriate country: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization. The Equity Universe Minimum Size Requirement applies to companies in all markets, Developed and Emerging. A company will meet this requirement if its cumulative free float-adjusted market capitalization is within the top 99% of the sorted Equity Universe.

(ii) Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity measured by 12-month and 3-month Annual Traded Value Ratio ("**ATVR**"), and 3-month Frequency of Trading. The ATVR screens out extreme daily trading volumes, taking into account the free float-adjusted market capitalization size of securities. The aim of the 12-month and 3-month ATVR together with 3-month Frequency of Trading is to select securities with a sound long and short-term liquidity.

A minimum liquidity level of 20% of 3-month ATVR and 90% of 3-month Frequency of Trading over the last 4 consecutive quarters, as well as 20% of 12-month ATVR are required for the inclusion of a security in a Market Investable Equity Universe of a Developed Market. This rule is referred to as the DM Minimum Liquidity Requirement.

A minimum liquidity level of 15% of 3-month ATVR and 80% of 3-month Frequency of Trading over the last 4 consecutive quarters, as well as 15% of 12-month ATVR are required for the inclusion of a security in a Market Investable Equity Universe of an Emerging Market. This rule is referred to as the EM Minimum Liquidity Requirement.

In instances when a security does not meet the above criteria, the security will be represented by a relevant liquid eligible Depository Receipt if it is trading in the same geographical region. Depository Receipts are deemed liquid if they meet all the above mentioned criteria for 12-month ATVR, 3-month ATVR and 3-month Frequency of Trading.

Concerning the level of a stock price, there may be liquidity issues for securities trading at a very high stock price. Hence, a limit of USD 10,000 has been set and securities with stock prices above USD 10,000 fail the liquidity screening. This rule applies only for non-constituents of the MSCI Global Investable Market Indices. Consequently, current constituents of the MSCI Global Investable Market Indices would remain in the index if the stock price passes the USD 10,000 threshold.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security's Foreign Inclusion Factor ("**FIF**") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe. Exceptions to this general rule are made only in the limited cases where the exclusion of securities of a very large company would compromise the MSCI Standard Index's ability to fully and fairly represent the characteristics of the underlying market.

(v) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering ("**IPO**") to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi-Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

• Investable Market Index (Large + Mid + Small)

• Standard Index (Large + Mid)

• Large Cap Index

• Mid Cap Index

• Small Cap Index

Creating the Size Segment Indices in each market involves the following steps:

- defining the Market Coverage Target Range for each size segment;
- determining the Global Minimum Size Range for each size segment;
- determining the Market Size-Segment Cutoffs and associated Segment Number of Companies;
- assigning companies to the size segments; and
- applying final size-segment investability requirements and index continuity rules.

Index Continuity Rules for the Standard Indices

Index continuity is a desirable feature of an index as it avoids the temporary inclusion or exclusion of market indices in composite indices at different times. In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index. The application of this requirement involves the following steps:

- If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market.
- At subsequent Index Reviews, if the free float-adjusted market capitalization of a nonindex constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

When the Index Continuity Rule is in effect, the Market Size-Segment Cutoff is set at 0.5 times the Global Minimum Size Reference for the Standard Index rather than the full market capitalization of the smallest company in that market's Standard Index.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor's, the Global Industry Classification Standard ("**GICS®**"). The GICS® currently consists of 10 sectors, 24 industry groups, 68 industries and 154 sub-industries. Under the GICS®, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can only belong to one industry grouping at each of the four levels of the GICS®.

Classifying securities into their respective sub-industries can be complex, especially in an evolving and dynamic environment. The GICS® guidelines used to determine the appropriate industry classification are as follows:

- A security is classified in a sub-industry according to the business activities that generate approximately 60% or more of the company's revenues.

- A company engaged in two or more substantially different business activities, none of which contributes 60% or more of revenues, is classified in the sub-industry that provides the majority of both the company's revenues and earnings.

- Where the above guidelines cannot be applied, or are considered inappropriate, further analysis is conducted, and other factors are analyzed to determine an appropriate classification.

Maintaining the MSCI Global Investable Market Indices

Index Maintenance

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi-Annual Index Reviews ("**SAIRs**") in May and November of the Size Segment and Global Value and Growth Indices which include:

- updating the indices on the basis of a fully refreshed Equity Universe;

- taking buffer rules into consideration for migration of securities across size and style segments; and

- updating FIFs and Number of Shares ("**NOS**").

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable. A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

During each SAIR, the Equity Universe is updated and the Global Minimum Size Range is recalculated for each size segment. Then, the following index maintenance activities are undertaken for each market:

- Updating the market Investable Equity Universe.

- Reassessing the Segment Number of Companies and the Market Size-Segment Cutoffs.

- Assigning companies to the size segments taking into account buffer zones.

- Assessing conformity with Final Size-Segment Investability Requirements.

(ii) Quarterly Index Reviews ("**QIRs**") in February and August of the Size Segment Indices aimed at:

- including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

- allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR;

- and reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR. QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS. Only additions of significant new investable companies are considered, and only for the Standard Index. The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR. The style classification is reviewed only for companies that are reassigned to a different size segment.

(iii) Ongoing event-related changes. Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes generally are reflected in the indices at the time of the event. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

Announcement Policy

Semi-Annual Index Review. The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November.

Quarterly Index Review. The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

Ongoing Event-Related Changes. All changes resulting from corporate events are announced prior to their implementation. The changes are typically announced at least ten business days prior to the changes becoming effective in the indices as an "expected" announcement, or as an "undetermined" announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends "confirmed" announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m. EST through the Advanced Corporate Events ("**ACE**") File.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of secondary offerings representing more than 5% of a security's number of shares for existing constituents, these changes will be announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both primary equity offerings and secondary offerings for U.S. securities, representing at least 5% of the security's number of shares, will be confirmed through an announcement during market hours for next day or shortly after implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation.

For Standard Index constituents, a more descriptive text announcement is sent to clients for significant events that meet any of the following criteria:

- Additions and deletions of constituents.
- Changes in free float-adjusted market capitalization equal to or larger than USD 5 billion, or with an impact of at least 1% of the constituent's underlying country index.

If warranted, MSCI Barra may make additional announcements for events that are complex in nature and for which additional clarification could be beneficial.

IPOs and Other Early Inclusions. Early inclusions of large IPOs in the MSCI Standard Index Series are announced no earlier than the first day of trading and no later than before the opening of the third day of trading in the market where the company has its primary listing. Early inclusions of already listed securities following large secondary offerings of new and/or existing shares are announced no earlier than shortly after the end of the offer period.

GICS®. Non-event related changes in industry classification at the sub-industry level are announced at least two weeks prior to their implementation as of the close of the last US business day of each month. MSCI announces GICS® changes twice a month, the first announcement being made on the first US business day of the month and the second one being made at least ten US business days prior to the last US business day of the month. All GICS® changes announced in a given month will be implemented as of the close of the last US business day of the month.

Calculation of MSCI Equity Indices

The MSCI Indices are calculated using the Laspeyres' concept of a weighted arithmetic average together with the concept of chain-linking. MSCI country and regional equity Indices are calculated in local currency as well as in USD, with price, gross and net returns.

Price Index Level

As a general principle, the index level on any given day is obtained by applying the change in the market performance to the previous period level.

$$PriceIndexLevelUSD_t = PriceIndexLevelUSD_{t-1} \times \frac{IndexAdjustedMarketCapUSD_{t-1}}{Index\ Initial\ Market\ CapUSD_t}$$

$$PriceIndexLevelLocal_t = PriceIndexLevelLocal_{t-1} \times \frac{IndexAdjustedMarketCapForLocal_{t-1}}{Index\ Initial\ Market\ CapUSD_t}$$

Where:

- *PriceIndexLevelUSD$_{t-1}$* is the Price Index level in USD at time *t*-1.
- *IndexAdjustedMarketCapUSD$_t$* is the Adjusted Market Capitalization of the index in USD at time *t*.
- *IndexInitialMarketCapUSD$_t$* is the Initial Market Capitalization of the index in USD at time *t*.

- *PriceIndexLevelLocal$_{t-1}$* is the Price Index level in local currency at time t -1.

- *IndexAdjustedMarketCapForLocal$_t$* is the Adjusted Market Capitalization of the index in USD, converted using FX rate as of t -1 and used for local currency index at time t.

Note: *IndexInitialMarketCapUSD* was previously called *IndexUnadjustedMarketCapPreviousUSD.*

$$IndexAdjustedMarketCapUSD_t = \sum_{s \in I,t} \frac{IndexNumberOfShares_{t-1} \times PricePerShare_t \times InclusionFactor_t \times PAF_t}{FXrate_t}$$

$$IndexAdjustedMarketCapForLocal_t = \sum_{s \in I,t} \frac{IndexNumberOfShares_{t-1} \times PricePerShare_t \times InclusionFactor_t \times PAF_t}{FXrate_{t-1}} \times \frac{ICI_t}{ICI_{t-1}}$$

$$IndexInitialMarketCapUSD_t = \sum_{s \in I,t} \frac{IndexNumberOfShares_{t-1} \times PricePerShare_{t-1} \times InclusionFactor_t}{FXrate_{t-1}}$$

Where:

- *IndexNumberOfShares$_{t-1}$* is the number of shares of security s at time t -1.

- *PricePerShare$_t$* is the price per share of security s at time t.

- *PricePerShare$_{t-1}$* is the price per share of security s at time t -1.

- *InclusionFactor$_t$* is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor, Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

- *PAF$_t$* is the Price Adjustment Factor of security s at time t.

- *FXrate$_t$* is the FX rate of the price currency of security s vs USD at time t. It is the value of 1 USD in foreign currency.

- *FXrate$_{t-1}$* is the FX rate of the price currency of security s vs USD at time t -1. It is the value of 1 USD in foreign currency.

- *ICI$_t$* is the Internal Currency Index of price currency at time t. The *ICI* is different than 1 when a country changes the internal value of its currency (e.g., from Turkish Lira to New Turkish Lira: *ICI* = 1,000,000).

- *ICI$_{t-1}$* is the Internal Currency Index of price currency at time t -1.

Note: the only difference in the formulas between USD and local currency indices calculation is that the same exchange rate is used in the numerator and denominator for local currency, which means that there is no impact of currency change in the performance. Time variant exchange rates are used for the USD calculation.

Next Day Initial Security Weight

$$InitialSecurityWeight_{t+1} = \frac{\dfrac{IndexNumberOfShares_t \times PricePerShare_t}{FXrate_t} \times InclusionFactor_{t+1}}{\displaystyle\sum_{s \in I,t+1} \dfrac{IndexNumberOfShares_{t-1} \times PricePerShare_t}{FXrate_t} \times InclusionFactor_{t+1}} \times 100$$

Where:

- *IndexNumberOfShares$_t$* is the number of shares of security *s* at time *t*.

- *PricePerShare$_t$* is the price per share of security *s* at time *t*.

- *InclusionFactor$_{t+1}$* is the inclusion factor of security *s* at time *t* +1. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor, Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

- *FXrate$_{t-1}$* is the FX rate of the price currency of security *s* vs USD at time *t* -1. It is the value of 1 USD in foreign currency.

Note: The *IndexNumberOfShares$_t$* used to calculate next day's initial weight, available in the MSCI products dated day *t,* is shown as "Number of Shares (Next Day Index)".

Closing Index Market Capitalization today USD (Unadjusted Market Cap today USD)

The value of the index market capitalization as of the close of a day is calculated as follows:

$$IndexClosingMarketCapUSD_t = \sum_{s \in I,t} \frac{ClosingNumberOfShares_t \times PricePerShare_t \times InclusionFactor_t}{FXrate_t}$$

Where

- *ClosingNumberOfShares$_t$* is the number of shares of security *s* at the close of *t*.

- *PricePerShare$_t$* is the price per share of security *s* at time *t*.

- *InclusionFactor$_t$* is the inclusion factor of security *s* at time *t*. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor, Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

- *FXrate$_t$* is the FX rate of the price currency of security *s* vs USD at time t. It is the value of 1 USD in foreign currency.

Note: the list of index constituents as of time *t* should be considered in the calculation.

Security Index of Price in Local

$$SecurityPriceIndexLevel_t = SecurityPriceIndexLevel_{t-1} \times \frac{SecurityAdjustedMarketCapForLocal_t}{SecurityInitialMarketCapUSD_t}$$

$$SecurityAdjustedMarketCapForLocal_t = \frac{IndexNumberOfShares_{t-1} \times PricePerShare_t \times InclusionFactor_t \times PAF_t}{FXrate_{t-1}} \times \frac{ICI_t}{ICI_{t-1}}$$

$$SecurityInitialMarketCapUSD_t = \frac{IndexNumberOfShares_{t-1} \times PricePerShare_{t-1} \times InclusionFactor_t}{FXrate_{t-1}}$$

Where:

- *SecurityPriceIndexLevel$_{t-1}$* is the Price Index level in USD at time *t* -1.

- *SecurityAdjustedMarketCapForLocal$_t$* is the Adjusted Market Capitalization of security *s* in USD converted using FX rate as of *t* -1.

- *SecurityInitialMarketCapUSDI*$_t$ is the Initial Market Capitalization of security *s* in USD at time *t*.

- *IndexNumberOfShares*$_{t-1}$ is the number of shares of security *s* at time *t* -1.

- *PricePerShare*$_t$ is the price per share of security *s* at time *t*.

- *PricePerShare*$_{t-1}$ is the price per share of security *s* at time *t* -1.

- *InclusionFactor*$_t$ is the inclusion factor of security *s* at time *t*. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor, Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

- *PAF*$_t$ is the Price Adjustment Factor of security *s* at time *t*.

- *FXrate*$_{t-1}$ is the FX rate of the price currency of security *s* vs USD at time *t* -1. It is the value of 1 USD in foreign currency.

- *ICI*$_t$ is the Internal Currency Index of price currency at time *t*. The *ICI* is different than 1 when a country changes the internal value of its currency (e.g., from Turkish Lira to New Turkish Lira: *ICI* = 1,000,000).

- *ICI*$_{t-1}$ is the Internal Currency Index of price currency at time *t* -1.

Conversion of Indices into Another Currency

An index can be calculated into any currency by converting the index in USD into the selected currency using the formula below.

- If the base date of the index is prior to the start date of the currency, the indices should be rebased and converted using the following formula:

$$IndexLevelinCurrency_t = 100 \times \frac{IndexLevelinUSD_t}{IndexLevelinUSD_{currency\_base\_date}} \times \frac{FXrate_t}{FXrate_{currency\_base\_date}}$$

Note: 100 in the formula is the base value. This base value can be different than 100 (e.g., 1000 depending on the indices).

- If the base date of the index is equal or posterior to the start date of the currency, the indices should be converted only, using the following formula:

$$IndexLevelinCurrency_t = IndexLevelinUSD_t \times \frac{FXrate_t}{FXrate_{index\_base\_date}}$$

MSCI Corporate Events Methodology

Mergers and Acquisitions

General. As a general principle, MSCI implements M&As as of the close of the last trading day of the acquired entity or merging entities (last offer day for tender offers), regardless of the status of the securities (index constituents or non-index constituents) involved in the event. MSCI uses market prices for implementation. This principle applies if all necessary information is available prior to the completion of the event and if the liquidity of the relevant constituent(s) is not expected to be significantly diminished on the day of implementation. Otherwise, MSCI will determine the most appropriate implementation method and announce it prior to the changes becoming effective in the indices.

Tender Offers. In tender offers, the acquired or merging security is generally deleted from MSCI Indices:

- at the end of the initial offer period, when the offer is likely to be successful and/or if the free float of the security is likely to be substantially reduced (this rule is applicable even if the offer is extended), or

- once the results of the offer have been officially communicated and the offer has been successful and the security's free float has been substantially reduced, if all required information is not available in advance or if the offer's outcome is uncertain.

The main factors considered by MSCI when assessing the outcome of a tender offer (not in order of importance) are:

- the announcement of the offer as friendly or hostile,

- a comparison of the offer price to the acquired security's market price,

- the recommendation by the acquired company's board of directors,

- the major shareholders' stated intention whether to tender their shares,

- the required level of acceptance,

- the existence of pending regulatory approvals, market perception of the transaction, official preliminary results if any, and

- other additional conditions for the offer.

If a security is deleted from an index, the security will not be reinstated immediately after its deletion even when the tender offer is subsequently declared unsuccessful and/or the free float of the security is not substantially reduced. It may be reconsidered for index inclusion in the context of a quarterly index review or annual full country index review.

Late Announcements of the Completion of M&As. When the completion of an event is announced too late to be reflected as of the close of the last trading day of the acquired or merging entities, implementation occurs as of the close of the following day or as soon as practicable thereafter. In these cases, MSCI uses a calculated price for the acquired or merging entities. The calculated price is determined using the terms of the transaction and the price of the acquiring or merged entity, or, if not appropriate, using the last trading day's market price of the acquired or merging entities.

Conversions of Share Classes. Conversions of a share class into another share class resulting in the deletion and/or addition of one or more classes of shares are implemented as of the close of the last trading day of the share class to be converted.

Spin-Offs. On the ex-date of a spin-off, a price adjustment factor ("**PAF**") is applied to the price of the security of the parent company. The PAF is calculated based on the terms of the transaction and the market price of the spun-off security. If the spun-off entity qualifies for inclusion, it is included as of the close of its first trading day. If appropriate, MSCI may link the price history of the spun-off security to a security of the parent company.

In cases of spin-offs of partially-owned companies, the post-event free float of the spun-off entity is calculated using a weighted average of the existing shares and the spun-off shares, each at their corresponding free float. Any resulting changes to Foreign Inclusion Factors ("**FIFs**") and/or Domestic Inclusion Factors ("**DIFs**") are implemented as of the close of the ex-date.

When the spun-off security does not trade on the ex-date, a "detached" security is created to avoid a drop in the free float-adjusted market capitalization of the parent entity, regardless of whether the spun-off security is added or not. The detached security is included until the spun-off security begins trading, and is deleted thereafter. Generally, the value of the detached security is equal to the difference between the cum price and the ex price of the parent security.

Corporate Actions

Corporate actions such as splits, bonus issues and rights issues, which affect the price of a security, require a price adjustment. In general, the PAF is applied on the ex-date of the event to ensure that security prices are comparable between the ex-date and the cum date. To do so, MSCI adjusts for the value of the right and/or the value of the special assets that are distributed. In general, corporate actions do not impact the free float of the securities because the distribution of new shares is carried out on a pro rata basis to all existing shareholders. Therefore, MSCI will generally not implement any pending number of shares and/or free float updates simultaneously with the event.

If a security does not trade for any reason on the ex-date of the corporate action, the event will be generally implemented on the day the security resumes trading.

Other Events Resulting in Changes in Number of Shares and FIFs and/or DIFs

Share Placements and Offerings. Changes in number of shares and FIF resulting from primary equity offerings representing more than 5% of the security's number of shares are generally implemented as of the close of the first trading day of the new shares, if all necessary information is available at that time. Otherwise, the event is implemented as soon as practicable after the relevant information is made available. A primary equity offering involves the issuance of new shares by a company. Changes in number of shares and FIF resulting from primary equity offerings representing less than 5% of the security's number of shares are deferred to the next regularly scheduled Quarterly Index Review following the completion of the event.

For public secondary offerings of existing constituents representing more than 5% of the security's number of shares, where possible, MSCI will announce these changes and reflect them shortly after the results of the subscription are known. Secondary public offerings that, given lack of sufficient notice, were not reflected immediately will be reflected at the next Quarterly Index Review. Secondary offerings involve the distribution of existing shares of current shareholders' in a listed company and are usually pre-announced by a company or by a company's shareholders and open for public subscription during a pre-determined period.

For US securities, increases in number of shares and changes in FIFs and/or DIFs resulting from primary equity offerings and from secondary offerings representing at least 5% of the security's number of shares will be implemented as soon as practicable after the offering is priced. Generally, implementation takes place as of the close of the same day that the pricing of the shares is made public. If this is not possible, the implementation will take place as of the close of the following trading day.

Debt-to-Equity Swaps. In general, large debt-to-equity swaps involve the conversion of debt into equity originally not convertible at the time of issue. In this case, changes in numbers of shares and subsequent FIF and/or DIF changes are implemented as of the close of the first trading day of the newly issued shares, or shortly thereafter if all necessary information is available at the time of the swap. In general, shares issued in debt-to-equity swaps are assumed to be issued to strategic investors. As such, the post event free float is calculated on a pro forma basis assuming that all these shares are non-free float. Changes in numbers of shares and subsequent FIF and/or DIF changes due to conversions of convertible bonds or other convertible instruments, including periodical conversions of preferred stocks and small debt-to-equity swaps are implemented as part of the quarterly index review.

Optional Dividends. In the case of an optional dividend, the company offers shareholders the choice of receiving the dividend either in cash or in shares. However, shareholders electing the cash option may receive the dividend consideration in cash or shares, or some combination of cash and shares. These dividends are a common practice in the U.S. For dividend reinvestment purposes, MSCI assumes that investors elect the cash option, therefore the dividend is reinvested in the MSCI Daily Total Return ("**DTR**") Indices and price adjustment is not necessary (if the dividend is less than 5% of the cum market price of the underlying security). In the event that shareholders electing the cash option receive the dividend distribution in shares, or a combination of cash and shares, MSCI will increase the number of shares accordingly after results have been officially communicated, with two full business days notice.

Suspensions and Bankruptcies

MSCI will remove from the MSCI Equity Index Series as soon as practicable companies that file for bankruptcy, companies that file for protection from their creditors and/or are suspended and for which a return to normal business activity and trading is unlikely in the near future. When the primary exchange price is not available, MSCI will delete securities at an over the counter or equivalent market price when such a price is available and deemed relevant. If no over the counter or equivalent price is available, the security will be deleted at the smallest price (unit or fraction of the currency) at which a security can trade on a given exchange. For securities that are suspended, MSCI will carry forward the market price prior to the suspension during the suspension period.

The NASDAQ-100® Index

We have derived all information contained in this underlying supplement regarding the NASDAQ-100® Index (the "**NASDAQ Index**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, the Nasdaq Stock Market, Inc. (the "**Nasdaq**"). The NASDAQ Index was developed by, and is calculated, maintained and published by The NASDAQ OMX GROUP, Inc. ("**NASDAQ OMX**"). Neither the Nasdaq nor NASDAQ OMX has any obligation to continue to publish, and may discontinue publication of, the NASDAQ Index.

The NASDAQ Index, which includes companies across a variety of major industry groups, was launched on January 31, 1985, with a base index value of 250.00. On January 1, 1994, the base index value was reset to 125.00. Current information regarding the market value of the NASDAQ Index is available from the Nasdaq.

The NASDAQ-100® Index is reported by Bloomberg L.P. under the ticker symbol "NDX:IND."

Composition of the NASDAQ Index

The NASDAQ Index includes 100 of the largest domestic and international non-financial securities listed on the Nasdaq based on market capitalization. The index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies.

As of March 10, 2009, the major industry groups covered in the NASDAQ Index (listed according to their respective capitalization in the NASDAQ Index) were as follows: technology (39.00%); consumer services (20.00%); health care (18.00%); industrials (14.00%); consumer goods (4.00%); telecommunications (2.00%); basic materials (2.00%) and oil & gas (1.00%). The identity and capitalization weightings of the five largest companies represented in the NASDAQ Index as of March 10, 2009 were as follows: Apple Inc. (11.33%); QUALCOMM Incorporated (6.96%); Microsoft Corporation (5.16%); Google Inc. (4.57%); and Gilead Sciences, Inc. (3.89%). Current information regarding the market value of the NASDAQ Index is available from the Nasdaq as well as numerous market information services.

The NASDAQ Index share weights of the component securities of the NASDAQ Index at any time are based upon the total shares outstanding in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock's influence on the level of the NASDAQ Index is directly proportional to the value of its NASDAQ Index share weight.

Standards for Listing and Maintenance

Initial Eligibility Criteria

To be eligible for initial inclusion in the NASDAQ Index, a security must be listed on the Nasdaq and meet the following criteria:

- the security must be listed on The Nasdaq Global Select Market or Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained that listing);

- the security must be of a non-financial company;

- the security may not be issued by an issuer currently in bankruptcy proceedings;

- the security must have an average daily trading volume on the Nasdaq of at least 200,000 shares;

- if the security is of a foreign issuer (a foreign issuer is determined based on its country of incorporation), it must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States;

- only one class of security per issuer is allowed;

- the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being NASDAQ Index eligible;

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;

- the issuer of the security must have "seasoned" on the Nasdaq or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and

- if the security would otherwise qualify to be in the top 25% of the securities included in the NASDAQ Index by market capitalization for the six prior consecutive month ends, then a one-year "seasoning" criteria would apply.

Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the NASDAQ Index, the following criteria apply:

- the security must be listed on The Nasdaq Global Select Market or Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained that listing);

- the security must be of a non-financial company;

- the security may not be issued by an issuer currently in bankruptcy proceedings;

- the security must have an average daily trading volume of at least 200,000 shares as measured annually during the ranking review process;

- if the security is of a foreign issuer, it must have listed options or be eligible for listed-options trading, as measured annually during the ranking review process;

- the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the NASDAQ Index at each month end. In the event a company does not meet this criterion for two consecutive month ends, it will be removed from the NASDAQ Index effective after the close of trading on the third Friday of the following month; and

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

These NASDAQ Index eligibility criteria may be revised from time to time by the Nasdaq without regard to the securities.

Annual Ranking Review

The NASDAQ Index securities are evaluated on an annual basis, except under extraordinary circumstances which may result in an interim evaluation, as follows (this evaluation is referred to herein as the "**Ranking Review**"). Securities listed on the Nasdaq which meet the applicable eligibility criteria are ranked by market value. NASDAQ Index-eligible securities which are already in the NASDAQ Index and which are ranked in the top 100 eligible securities (based on market capitalization) are retained in the NASDAQ Index. A security that is ranked 101 to 125 is also retained, provided that such security was ranked in the top 100 eligible securities as of the previous Ranking Review. Securities not meeting such criteria are replaced. The replacement securities chosen are those NASDAQ Index-eligible securities not currently in the NASDAQ Index that have the largest market capitalization. The data used in the ranking includes end of October Nasdaq market data and is updated for total shares outstanding submitted in a publicly filed SEC document via EDGAR through the end of November.

Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December, and replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year a NASDAQ Index security is no longer traded on the Nasdaq, or is otherwise determined by the Nasdaq to become ineligible for continued inclusion in the NASDAQ Index, the security will be replaced with the largest market capitalization security not currently in the NASDAQ Index and meeting the NASDAQ Index eligibility criteria listed above.

In addition to the Ranking Review, the securities in the index are monitored every day by the Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions, or other corporate actions. The Nasdaq has adopted the following weight adjustment procedures with respect to such changes. Changes arising from stock splits, stock dividends, or spin-offs are generally made to the NASDAQ Index on the evening prior to the effective date of such corporate action. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 5.0%, the change will be made as soon as practicable, normally within 10 days of such action. Otherwise, if the change in total shares outstanding is less than 5%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. In any case, the index share weights for such Index Securities are adjusted by the same percentage amount by which the total shares outstanding have changed in such Index Securities.

Calculation of the NASDAQ Index

The NASDAQ Index is a modified capitalization-weighted index of 100 of the largest non-financial securities listed on the Nasdaq Global Select or Nasdaq Global Market tier of Nasdaq. The value of the index equals the aggregate value of the index share weights of each of the component Index Securities multiplied by each such security's respective official closing price on The Nasdaq Stock Market, divided by the Adjusted Base Period Market Value ("**ABPMV**"), and multiplied by the base value. ABPMV serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for Index reporting purposes. Ordinarily, whenever there is a change in Index share weights or a change in a component security included in the NASDAQ Index, the Nasdaq adjusts ABPMV to assure that there is no discontinuity in the value of the index which might otherwise be caused by any such change. Accordingly, each NASDAQ Index Security's influence on the value of the NASDAQ Index is directly proportional to the value of its weight in the index. The index share weights noted above, which are based upon the total shares outstanding in each of the Index Securities, are additionally subject, in certain cases, to a rebalancing (see "Rebalancing of the NASDAQ Index").

Rebalancing of the NASDAQ Index

The NASDAQ Index is calculated under a "modified capitalization-weighted" methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the NASDAQ Index by a few large stocks); (3) reduce NASDAQ Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest NASDAQ Index securities from necessary weight rebalancings.

Under the methodology employed, on a quarterly basis coinciding with the Nasdaq's quarterly scheduled weight adjustment procedures, the NASDAQ Index securities are categorized as either "Large Stocks" or "Small Stocks" depending on whether their current percentage weights (after taking into account scheduled weight adjustments due to stock repurchases, secondary offerings or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the NASDAQ Index (*i.e.*, as a 100-stock index, the average percentage weight in the NASDAQ Index is 1.0%).

This quarterly examination will result in a NASDAQ Index rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization NASDAQ Index security must be less than or equal to 24.0% and (2) the collective weight of those NASDAQ Index securities whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%. In addition, the Nasdaq may conduct a special rebalancing if it is determined necessary to maintain the integrity of the NASDAQ Index. If either one or both of these weight distribution requirements are not met upon quarterly review, or the Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest NASDAQ Index security exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest NASDAQ Index security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those NASDAQ Index securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their collective weight exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the collective weight, so adjusted, to be set to 40.0%.

The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average NASDAQ Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stocks relative ranking among the Small Stocks such that the smaller the NASDAQ Index security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the NASDAQ Index.

In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average NASDAQ Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

Then, to complete the rebalancing procedure, once the final percent weights of each of the NASDAQ Index securities are set, the NASDAQ Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the NASDAQ Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September and December. Changes to the NASDAQ Index share weights will be made effective after the close of trading on the third Friday in March, June, September and December, and an adjustment to the NASDAQ Index divisor will be made to ensure continuity of the NASDAQ Index.

Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current NASDAQ Index share weights. However, the Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the NASDAQ Index components. In those instances, the Nasdaq would announce the different basis for rebalancing prior to its implementation.

The Nikkei 225 Index

We have derived all information contained in this underlying supplement regarding the Nikkei 225 Index (the "**Nikkei Index**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by Nikkei Inc. (known as Nihon Keizai Shimbun, Inc. prior to January 1, 2007). The Nikkei Index was developed, and is calculated, maintained and published, by Nikkei Inc. Nikkei Inc. has no obligation to continue to publish, and may discontinue publication of, the Nikkei Index.

The Nikkei Index is reported by Bloomberg L.P. under the ticker symbol "NKY:IND."

Composition of the Nikkei Index

The Nikkei Index measures the composite price performance of selected Japanese stocks. As of the date of this underlying supplement, the Nikkei Index is based on 225 underlying stocks (the "**Nikkei Underlying Stocks**") trading on the Tokyo Stock Exchange ("**TSE**") representing a broad cross-section of Japanese industries. All 225 Nikkei Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. Nikkei Inc. rules require that the 75 most liquid issues (one-third of the component count of the Nikkei Index) be included in the Nikkei Index.

The 225 companies included in the Nikkei Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

- Technology—Pharmaceuticals, Electrical Machinery, Automobiles, Precision Machinery, Telecommunications;

- Financials—Banks, Miscellaneous Finance, Securities, Insurance;

- Consumer Goods—Marine Products, Food, Retail, Services;

- Materials—Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

- Capital Goods/Others—Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

- Transportation and Utilities—Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

Standards for Listing and Maintenance

A Nikkei Underlying Stock may be deleted or added by Nikkei Inc. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the "Kanri-Post" (Posts for stocks under supervision) is in principle a candidate for deletion. Nikkei Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by Nikkei. Upon deletion of a stock from the Nikkei Underlying Stocks, Nikkei Inc. will select a replacement for such deleted Nikkei Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei Inc. to be representative of a market may be added to the Nikkei Underlying Stocks. In such a case, an existing Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by Nikkei Inc.

A list of the issuers of the Nikkei Underlying Stocks constituting the Nikkei Index is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by Nikkei Inc. Nikkei Inc. may delete, add or substitute any stock underlying the Nikkei Index. Nikkei Inc. first calculated and published the Nikkei Index in 1970.

Calculation of the Nikkei Index

The Nikkei Index is a modified, price-weighted index (*i.e.*, a Nikkei Underlying Stock's weight in the index is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per share price of each Nikkei Underlying Stock by the corresponding weight factor for such Nikkei Underlying Stock, (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor. The divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The divisor was 24.424 as of July 28, 2008, and is subject to periodic adjustments as set forth below. Each weight factor is computed by dividing ¥50 by the par value of the relevant Nikkei Underlying Stock, so that the share price of each Nikkei Underlying Stock, when multiplied by its weight factor, corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei Index are those reported by a primary market for the Nikkei Underlying Stocks (currently the TSE). The level of the Nikkei Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the Nikkei Index in the event of certain changes due to non-market factors affecting the Nikkei Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei Index. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable weight factor and divided by the new divisor (*i.e.*, the level of the Nikkei Index immediately after such change) will be equal to the level of the Nikkei Index immediately prior to the change.

The Russell Indices

We have derived all information contained in this underlying supplement regarding the Russell 3000® Index, Russell 3000® Growth Index, Russell 3000® Value Index, Russell 2000® Index, Russell 2000® Growth Index, Russell 2000® Value Index, Russell 1000® Index, Russell 1000® Growth Index and the Russell 1000® Value Index (each a "**Russell Index**", and together, the "**Russell Indices**"), including, without limitation, their make-up, method of calculation and changes in their components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Russell Investments ("**Russell**"). The Russell Indices were developed by Russell Investment Group (formerly, Frank Russell Company) and are calculated, maintained and published by Russell, a subsidiary of Russell Investment Group. Russell has no obligation to publish, and may discontinue the publication of, the Russell Indices.

The Russell 3000® Index

The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies representing approximately 98% of the investable U.S. equity market. The Russell 3000® Index is intended to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

The Russell 3000® Growth Index

The Russell 3000® Growth Index measures the performance of the broad growth segment of the U.S. equity universe. It includes those Russell 3000 companies with higher price-to-book ratios and higher forecasted growth values. All component stocks of the Russell 3000® Growth Index are traded on either a major U.S. stock exchange or in the over-the-counter ("**OTC**") market. The index is reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.

The Russell 3000® Value Index

The Russell 3000® Value Index measures the performance of the broad value segment of U.S. equity value universe. It includes those Russell 3000 companies with lower price-to-book ratios and lower forecasted growth values. All component stocks of the Russell 3000® Value Index are traded on either a major U.S. stock exchange or in the OTC market. The index is reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.

The Russell 2000® Index

The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2000 of the smallest securities based on a combination of their market capitalization and current index membership. The Russell 2000® Index is reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set.

The Russell 2000® Growth Index

The Russell 2000® Growth Index measures the performance of the small-cap growth segment of the U.S. equity universe. It includes those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. All component stocks of the Russell 2000® Growth Index are traded on either a major U.S. stock exchange or in the OTC market. The index is reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set and that the represented companies continue to reflect growth characteristics.

The Russell 2000® Value Index

The Russell 2000® Value Index measures the performance of small-cap value segment of the U.S. equity universe. It includes those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. All component stocks of the Russell 2000® Value Index are traded on either a major U.S. stock exchange or in the OTC market. The index is reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set and that the represented companies continue to reflect value characteristics.

The Russell 1000® Index

The Russell 1000® Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000 represents approximately 92% of the U.S. market. The Russell 1000® Index is reconstituted annually to ensure new and growing equities are reflected.

The Russell 1000® Growth Index

The Russell 1000® Growth Index measures the performance of the large-cap growth segment of the U.S. equity universe. It includes those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. All component stocks of the Russell 1000® Growth Index are traded on either a major U.S. stock exchange or in the OTC market. The index is reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.

The Russell 1000® Value Index

The Russell 1000® Value Index measures the performance of the large-cap value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values. All component stocks of the Russell 1000® Value Index are traded on either a major U.S. stock exchange or in the OTC market. The index is reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.

Russell U.S. Equity Indices Construction and Methodology

All Russell U.S. equity indices are subsets of the Russell 3000E™ Index, the broadest U.S. index that contains the largest 4,000 companies by market capitalization incorporated in the U.S. and its territories. Sub-indices in the Russell 3000E™ Index are broken out by market capitalization and style. The members of the Russell 3000E™ Index and its subsets are determined each year during annual reconstitution and enhanced quarterly with the addition of initial public offerings ("**IPOs**").

Quarterly Initial Public Offerings

Eligible IPOs are added to Russell U.S. indices at the end of each calendar quarter. An IPO is defined as any security newly available – truly for the first time – to the public for general investment. IPOs are added each quarter to make sure new additions to the investing opportunity set are reflected in Russell's representative indices. Russell focuses on IPOs each quarter because they were not available at reconstitution, and it is important to reflect market additions between reconstitution periods. If a security was traded publicly previously, even on a restricted basis, it is not eligible for inclusion as an IPO. Such a stock may, however, be eligible during the next reconstitution period, along with all other eligible securities.

Security Inclusion Criteria

U.S. Incorporated Companies and U.S. Benefit-Driven Incorporated Companies. U.S. incorporated companies are eligible for inclusion in the Russell U.S. indices. In addition, companies incorporated in the following countries/regions are also reviewed for eligibility: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. Companies incorporated in these countries/regions are considered Benefit-Driven Incorporation ("**BDI**") companies, because they typically incorporate in these regions for operations, tax, political or other financial market benefits.

Not all companies incorporated in BDI regions are eligible for inclusion in Russell's U.S. equity index series. A company is considered eligible for the series if it meets ONE of the following criteria:

- The headquarters is in the U.S.

- The headquarters is in a BDI-designated country or region, and the primary exchange for local shares is in the U.S.

For new companies located in BDI countries/regions that are eligible for the U.S. indices and that trade in multiple countries, the country assignment will be determined based on the country with the most trading volume. This trading volume will be determined by the average daily dollar traded volume ("**ADDTV**"). ADDTV is defined as the accumulated dollar traded volume divided by the actual number of trading days in the past year. ADDTV is assessed only for new companies entering the U.S. Indices. Existing members will remain assigned to the U.S. exchange until the time when the ADDTV is higher in another country's exchange for the previous two consecutive years. If this occurs, the company will be removed from the U.S. and moved to the country with the highest exchange volume.

Trading volume is a factor for a company's inclusion only if both its incorporation and its headquarters are in a BDI country/region, or if multiple headquarters are listed in its SEC filings. If the company is primarily headquartered in a country other than the U.S. or the BDI country/region, it is not eligible, regardless of location of the primary exchange. For example, a company incorporated in the Cayman Islands, headquartered in the United Kingdom and with a primary listing on a U.S. exchange is not eligible for inclusion in the U.S. Indices.

ADRs are not eligible for inclusion in the Russell U.S. equity indices. Headquarters and primary exchange location will be analyzed once a year during reconstitution, unless the security is delisted from the U.S. exchange.

Trading Requirements. All securities eligible for inclusion in Russell indices must trade on a major U.S. exchange. Bulletin board, pink sheet or OTC traded securities are not eligible for inclusion.

Minimum Closing Price. Stocks must have a close price at or above $1.00 (on their primary exchange) on the last trading day in May to be considered eligible for inclusion. In order to reduce unnecessary turnover, if an existing member's closing price is less than $1.00

on the last day of May, it will be considered eligible if the average of the daily closing prices (from their primary exchange) during the month of May is equal to or greater than $1.00. Nonetheless, a stock's close price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Quarterly IPO additions must have a close price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion.

Primary Exchange Pricing. If a stock, new or existing, does not have a close price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a close price at or above $1.00 on another major U.S. exchange, the stock will be eligible for inclusion but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership.

Minimum Total Market Capitalization. Companies with a total market capitalization less than $30 Million are not eligible for the Russell Indices.

Minimum Available Shares/Float Requirement. Companies with only a small portion of their shares available in the marketplace are not eligible for the Russell Indices. Large capitalization companies with 1% or less float, and small capitalization companies with 5% or less, will be removed from eligibility. Large and small capitalization is determined by the breakpoints established at reconstitution.

Company Structure. Companies structured in the following ways are excluded from inclusion in Russell indices: royalty trusts, limited liability companies, closed-end investment companies (business development companies ["**BDCs**"] are eligible), blank check companies, special purpose acquisition companies ("**SPACs**"), and limited partnerships. (Note: the exclusion of blank check companies and SPACs was effective the first quarter of 2008.)

Shares Excluded. Because Russell indices are meant to capture performance of each company's primary equity vehicle, the following share types are not eligible for inclusion: preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, and trust receipts.

Deadline for Inclusion. Stocks must be listed on the last trading day in May and Russell must have access to documentation on that date supporting the company's eligibility for inclusion. This includes corporate description, verification of incorporation, number of shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion on a quarterly basis. As a special exception, Berkshire Hathaway is also excluded, due to its similarity to a mutual fund and its lack of liquidity.

Defining Membership by Size (Market Capitalization)

Russell calculates the total market capitalization of each security to determine whether it is large enough for inclusion in one or more of the Russell Indices. Total market capitalization is determined by multiplying total outstanding shares by the market price as of the last trading day in May for those securities being considered at annual reconstitution. IPO eligibility is determined each quarter.

Determining Total Shares Outstanding. Common stock, non-restricted exchangeable shares and membership interests (in certain cases) are used to calculate a company's total market capitalization. Exchangeable Shares are shares which may be exchanged any time, at the holder's option, on a one-for-one basis for common stock. Membership interests represent an economic interest in a limited liability company. In certain cases, publicly listed companies are structured as holding companies whose sole asset is its ownership of membership interests in a limited liability company. In these cases, total market capitalization will be calculated based on 100% of the value of all membership interests.

Any other form of shares – such as preferred or convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts – are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

Determining Price. During annual reconstitution, the last price traded on the last trading day in May on the primary exchange is used to determine market capitalization. If a security does not trade on its primary exchange, the lowest price from another major U.S. exchange is used. In the case where multiple share classes exist, a primary trading vehicle is determined, and the price of that primary trading vehicle (usually the most liquid) is used in our calculations.

Primary Trading Vehicle. Primary trading vehicles are determined by an objective equal-weighted matrix of relative trading volume, price and float-adjusted shares outstanding, as of the last trading day in May. For new members, the common share class with the highest trading volume, price and float-adjusted shares outstanding (or highest combination of the three) will be considered the primary trading vehicle, and its associated price and trading symbol will be included in the Russell U.S. indices.

Initial Public Offerings. IPOs are added to Russell's U.S. index family on the basis of total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments to the capitalization breaks will be made using the returns of the broad market Russell 3000E™ Index. Eligible IPOs will be added to the Russell style indices using their industry's average style probability established at the latest reconstitution.

In order to be added during a quarter outside of reconstitution, IPOs must meet all Russell U.S. index eligibility requirements and be offered for the first time to the public during the initial offering period. Additionally, IPOs must meet the following criteria on the final trading day of the month prior to quarter-end: (1) price/trade and (2) rank larger in total market capitalization than the market-adjusted smallest company in the Russell 3000E™ Index as of the latest June reconstitution.

Determining Index Membership. Once the market capitalization for each security is determined by use of total shares and price (as described above), each security is placed in the appropriate Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000E™ Index. If eligible securities total less than 4,000, the Russell 3000E™ and Russell Microcap**®** Index will include all eligible securities. The other index capitalization breaks remain unchanged. All remaining indices are a subset of this index. A market capitalization breakpoint is determined by the break between the companies below.

Index	Companies Included (based on descending total market capitalization)
Russell 3000E™ Index	Companies #1 – 4,000 or 100% of the eligible securities
Russell 3000® Index	Companies #1 – 3,000
Russell Top 200® Index	Companies #1 – 200
Russell 1000® Index	Companies #1 – 1,000
Russell Midcap® Index	Companies #201 – 1,000
Russell 2000® Index	Companies #1,001 – 3,000
Russell 2500® Index	Companies #501 – 3,000
Russell Microcap® Index	Companies #2,001 – 4,000 or 100% of the eligible securities

After the initial market capitalization breakpoints are determined by the ranges listed above, new members are assigned on the basis of the breakpoints and existing members are reviewed to determine if they fall within a cumulative 5% market cap range around these new market capitalization breakpoints. If an existing member's market cap falls within this cumulative 5% of the market capitalization breakpoint, it will remain in its current index rather than be moved to a different market capitalization-based Russell index. Companies that fall on the edge of market capitalization breakpoints are often still within the manager's opportunity set, since they have not significantly grown or declined in market capitalization.

Exceptions: There will be no percentile banding at the bottom of the Russell 3000® Index (stock 3000) or the Russell 3000E™ Index (stock 4000). In addition, due to the small market cap percentage, the Russell Microcap® Index will be banded at 1% around stock 2000.

Steps in calculating percentile ranges of the new index:

- Sort the Russell 3000E™ Index members in descending order by total market capitalization.

- Calculate the total market capitalization of the Russell 3000E™ Index by summing all members' total market capitalizations.

- Calculate percentiles for each company in the Russell 3000E™ Index by dividing the cumulative market cap associated with each member by the total market cap of the Russell 3000E™ index.

- Calculate a range of five percentiles around the newly determined market cap breakpoints, by subtracting, and then adding, 2.5% from/to the calculated percentile of the market cap breakpoint.

Adjustments to Members' Shares Outstanding (Float)

After membership is determined, a security's shares are adjusted to include only those shares available to the public. This is often referred to as "free float." The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in the Russell U.S. indices by their available (also called float-adjusted) market capitalization, which is calculated by multiplying the primary closing price by the available shares.

Capitalization Adjustments. The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization. Adjustments are based on information recorded in SEC corporate filings or other reliable sources in the event of missing or questionable data:

- Cross-ownership by another Russell 3000E™ Index or Russell Global Index member: Shares held by another member of a Russell index (including Russell global indexes) is considered cross-ownership, and all shares will be adjusted regardless of percentage held.

- Large corporate and private holdings: Shares held by another listed company (non-member) or by private individuals will be adjusted if they are greater than 10% of shares outstanding. Share percentage is determined by those shares held by either an individual or a group of individuals acting together. For example, officers' and directors' holdings would be summed together to determine whether they exceed 10%. Not included in this class, however, are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms unless these firms have a direct relationship to the company, such as board representation. In that case, they are considered strategic holdings and are included with the officers/directors group.

- ESOP or LESOP shares that comprise 10% or more of the shares outstanding are adjusted.

- Unlisted share classes: Classes of common stock that are not traded on a U.S. exchange are adjusted.

- IPO lock-ups: Shares locked up during an initial public offering are not available to the public and will be excluded from the market value at the time the IPO enters the index.

- Government Holdings: (i) Direct government holders: Those holdings listed as "government of" are considered unavailable and will be removed entirely from available shares. (ii) Indirect government holders: Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%. (iii) Government pensions: Any holding by a government pension plan is considered institutional holdings and will not be removed from available shares.

Determining Style

Russell uses a non-linear probability method to assign stocks to the growth and value style indices. The term probability is used to indicate the degree of certainty that a stock is value or growth, based on its relative book-to-price ("**B/P**") ratio and I/B/E/S forecast long-term growth mean. This method allows stocks to be represented as having both growth and value characteristics, while preserving the additive nature of the indices.

The process for assigning growth and value weights is applied separately to the stocks in the Russell 1000® Index and Russell 2000® Index and to the smallest 1,000 stocks in the Russell Microcap® indices. Russell believes that treating the Russell 1000, Russell 2000 and smallest Russell Microcap stocks separately prevents the possible distortion to relative valuations that may occur if the Russell 3000E™ Index is used as the base index.

For each base index (the Russell 1000® and Russell 2000®, and the smallest 1000 in Russell Microcap®), stocks are ranked by their adjusted B/P ratio and their I/B/E/S forecast long-term growth mean (IBESLT). These rankings are converted to standardized units and combined to produce a composite value score ("**CVS**"). Stocks are then ranked by their CVSs, and a probability algorithm is applied to the CVS distribution to assign growth and value weights to each stock. In general, a stock with a lower CVS is considered growth, a stock with a higher CVS is considered value and a stock with a CVS in the middle range is considered to have both growth and value characteristics, and is weighted proportionately in the growth and value index. Stocks are always fully represented by the combination of their growth and value weights; e.g., a stock that is given a 20% weight in a Russell value index will have an 80% weight in the same Russell growth index.

The 5% Rule. Roughly 70% of the available market capitalization is classified as all-growth or all-value. The remaining 30% of stocks have some portion of their market value in either the value or growth index, depending on their relative distance from the median value score. Since the percentage of capitalization between the first quartile and the third quartile is 50%, 50% of the capitalization would be found in both indices. The source for the disappearance of the 20% is Russell's decision to institute a small position cutoff rule. If a stock's weight is more than 95% in one style index, Russell increase its weight to 100% in that index. This rule eliminates many small weightings and makes passive management easier.

Market Capitalization of Growth and Value Indices. The market capitalization of the growth and value style indexes may not each equal 50% of their base index. At first this seems counterintuitive, since the methodology uses capitalization-weighted medians and quartiles, which in turn implies that 50% of the capitalization is above and below the median. However, asymmetry in the capitalization distributions within the second and third quartiles results in a skewed distribution of CVS. When CVS is normally distributed, 50% will be in each index.

Missing or Negative Values. Stocks with missing or negative values for B/P or missing values for IBESLT (negative IBESLT is valid) are allocated by using the mean value score of the base index (Russell 1000, Russell 2000, Russell Microcap Small) industry, subsector, or sector group into which the company falls. Each missing (or negative BP) variable is substituted with the industry, subsector or sector group independently. An industry must have five members or the substitution reverts to the subsector, and so forth to the sector. Russell believes this method produces the fewest distortions.

Book Value Adjustments. Correct book value is critical in determining the B/P measure. Therefore, the following method is used to estimate the proper adjustments to B/P and book value. A company's reported book value is adjusted to reflect write-offs stemming from the Financial Accounting Standards Board (FASB) – issued Statement of Financial Accounting Standards numbers 106 and 109 (FAS 106 & 109) since June 30, 1993. Assuming that each company amortized the FAS 106 & 109 transition obligation over a 20-year period beginning with year of adoption, the unamortized portion of the write-off is added back to the reported book value. During reconstitution 2007, Russell also made an adjustment to book value for FASB 158. The date companies were required to be compliant left uncomparable book values across companies for reconstitution in June. However, in 2008, all companies are required to comply with the standard making companies evenly compared and the adjustment unnecessary. The adjusted book-to-price ratio is calculated by use of this adjusted book value; the adjusted ratio is used in place of reported book-to-price when ranking companies for style.

Corporate Action-Driven Changes

Changes to the Russell U.S. indices are made when an action is final. To determine whether an action has been completed, Russell uses a variety of reliable public sources, including company press releases, SEC filings, exchange notifications and Bloomberg or other sources Russell deems reliable. If it is determined that an action was not final after communication was given to clients, the changes to the index will still occur.

Prior to the completion of an action, Russell estimates the effective date of the corporate action on the basis of the same above sources. As new information becomes available, Russell will revise the anticipated effective date and ultimately move it to a final, confirmed status.

Depending upon the time an action is determined to be final, Russell will either apply the action after the close of the current market day (t), or apply the action after the close of the following day (t+1), referred to as a "delayed action." The timing of when corporate actions are applied is critical for accurate market representation, and it impacts the tracking for passive managers. The impact of the action and the effective date will be communicated to clients on a regular schedule throughout the day.

"No Replacement" Rule. Securities that leave an index for any reason (e.g., mergers, acquisitions or other similar corporate activities) are not replaced. Thus, the number of securities in the indices over the year will fluctuate according to corporate activity.

Mergers and Acquisitions ("M&A"). M&As result in changes to the membership and to the weighting of members within the Russell Indices. M&A activity is applied to the index after the action is determined to be final. The action will either be applied after the close of the current day (t) or the following day (t+1), depending upon the time it is determined that an action is final. If an action is determined to be final after 2:00 p.m. EST (clients notified by 2:30 p.m.), the action will be delayed and applied the following day (t+1).

In the event a merger or acquisition occurs between members of the Russell 3000E™ Index or the Russell Global Index, the acquired company is deleted and its market capitalization moves to the acquiring company's stock, according to the merger terms. Cross-ownership and style of the surviving entity is determined by a weighted average (by market value) of the cross-ownership and style probabilities of the two previous companies prior to the merger. Market values at t -1 are used for this determination.

A merger or acquisition between one member of the Russell 3000E™ Index and one non-member (a company that is not a member of the Russell 3000E™ Index or the Russell Global Index) can take two forms: (1) The acquiring company is a member of the Russell 3000E™ Index and the acquired company is not; or (2) The acquiring company is not a member, but the acquired company is a member. In the second case, it may be determined that the action falls into the category of a reverse merger, and special processing will be applied.

- If the acquiring company is a member: In this case, the acquiring company's shares are adjusted at month end (see changes to outstanding capital for further details).

- If the acquiring company is not a member: These types of actions can take two forms, either a reverse merger or a standard acquisition.

When a Russell 3000E™ Index member is acquired or merged with a private, non-publicly traded company or OTC company, Russell will review the action to determine whether it is considered a reverse merger. A reverse merger is defined as a transaction that results in a publicly traded company that meets all requirements for inclusion in a Russell index. If it is determined that an action is a reverse merger, the following rules will be applied:

- The newly formed entity will be placed in the appropriate market capitalization index after the close of the day following the completion of the merger (t+1). Index placement will be determined by using the market-adjusted breakpoints from the last reconstitution.

- The acquired company will be simultaneously removed from the current index (t+1), capturing synthetic performance for the day of t+1.

- The style of the surviving entity is determined by the industry average.

- Cross-ownership will be determined on the basis of the most recent SEC filings.

The acquired company is deleted after the action is final.

Re-incorporations. Members of the index that are reincorporated to another country are deleted from the relevant index when the reincorporation is final. The timing of the deletion will mirror the timing requirements for mergers and acquisitions between members.

Reclassifications of Shares (Primary Vehicles). The primary vehicle share class is typically re-examined at reconstitution, at the time of a major corporate action event, or with the issuance of a new share class. During reconstitution, an equal weighted matrix of trading volume, price, and float-adjusted shares is used. This same matrix is used in the event of a major corporate event. However, to determine the primary vehicle when there is an issuance of a new share class, volume is substituted by float adjusted market value due to a lack of volume history. For changes in the primary vehicle outside of reconstitution, the last traded price (when-issued or regular-way traded [t-1]), float-adjusted shares (t-1) and the 100 day average trading volume is used. When 100 days of trading volume is not available for both issues, float adjusted market value (t-1) is substituted. A determination will be made one day prior to implementation of a change.

Rights Offerings. Rights offered to shareholders are reflected in the index on the date the offer expires for non-transferable rights and on the ex-date for transferable rights. In both cases, the price is adjusted to account for the value of the right, and shares are increased according to the terms of the offering on that day (t). The value of the right is determined by use of the market value of the right, if available. If there is no market value available, the value of the right is calculated. If the value of the right is deemed worthless (value is less than zero), no price adjustment will be made. Rights issued in anticipation of a takeover event, or "poison pill" rights are excluded from this treatment and no price adjustment is made for their issuance or redemption.

Changes to Shares Outstanding. Changes to shares outstanding due to buybacks (including Dutch auctions), secondary offerings, merger activity with a non-index member and other potential changes are updated at the end of the month in which the change is reflected in vendor-supplied updates and are verified by Russell by use of an SEC filing. For a change in shares to occur, the cumulative change to available shares must be greater than 5%. These share changes are communicated to clients two trading days prior to month-end and include shares provided by the vendor and verified by Russell three days prior to month-end. The float factor determined at reconstitution is applied to the new shares issued or bought back. For example, assuming that a new issuance of 1,000 shares is greater than 5% of the available shares and that the current float factor is 50%, 500 shares would be added to the index. (Note: If any new shares issued are unavailable according to the filing, that portion will not be added to the index.)

Spin-offs. The only additions between reconstitution dates result from spin-offs, reincorporations, and initial public offerings. Spin off companies are added to the parent company's index and capitalization tier of membership if the spin-off company is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E™ Index at the latest reconstitution. The spin-off company's style index is determined by the style index membership of the parent entity.

If the spun-off company is not large enough to be added to the index and is not trading on a "when-issued" basis, the index will recognize the performance of the spin-off during its first day of trading through a synthetic price/performance of the parent company. This will allow holders one trading day to liquidate positions and replicate the index. If the spun-off company is not large enough to be added to the index but is trading on a when-issued basis, the index will remove the spun-off company's value by using the when issued price.

If a U.S. spin-off from a Russell Global ex-U.S. index member occurs, the spun-off company will also be placed in the parent's index and capitalization tier of the Russell Global Index. For example, if a non-U.S. member of the Russell Global ex-U.S. Large Cap Index spins off a company, incorporates in the U.S., and is larger than the lowest market adjusted market capitalization of the Russell 3000E™ Index, the new company will be placed in the Russell 1000® Index.

If the price of a spin-off is not available, a price will be established by first using an exchange provided estimate or a Russell calculated estimate if the exchange does not provide one. At the close the first day of trading, a synthetic price/performance will be calculated to account for the actual opening price of the spin-off. This price/performance is calculated to capture accurate performance of both the spin-off and parent for the day. Note, real time calculations will reflect only the estimated performance on the two companies as actual performance is not captured until end of day.

Tender Offers. A company acquired as the result of a tender offer is removed when the offer has fully expired and when it is determined that the company will finalize the process with a short-form merger. Because this information is typically not available until after the close, clients will be given notice one trading day prior to the removal of the acquired company, and the company will be removed at t+1 at the last traded market price. Shares of the acquiring company, if a member of the Russell 3000E™ Index, will be increased simultaneously at t+1, if applicable.

Delisting. Only companies listed on U.S. exchanges are included in the Russell U.S. indices. Therefore, when a company is delisted from a U.S. exchange and moved to OTC, the company is removed from the Russell Indices. When this occurs, the company is removed either at the close of the current day (t) at the primary exchange price, or the following day (t+1), using the closing OTC price.

Bankruptcy and Voluntary Liquidations. Companies filing for Chapter 7 bankruptcy or have filed a liquidation plan will be removed from the Russell U.S. indices at the time of filing. Companies filing for Chapter 11 reorganization bankruptcy will remain members of the index, unless the companies are delisted from the primary exchange. In that case, normal delisting rules will apply.

Stock Distributions. Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date, or (2) an undetermined amount of stock based on earnings and profits to be distributed at a future date. In both cases, a price adjustment is done on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

Dividends. Gross dividends are included in the daily total return calculation of the indexes on the basis of their ex-dates. The ex-date is used rather than the pay-date, because the marketplace price adjustment for the dividend occurs on the ex-date. Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. The reinvestment and compounding is at the total index level, not at the security level. Special cash dividends are treated the same as regular cash dividends unless the special cash dividend is equal or greater than 10% of the share price of the underlying security. In that case, the price of the stock is adjusted to deduct the dividend amount on the ex-date. A dividend less than 10%, but included as part of a corporate action/compensation may also have a corresponding price adjustment. If a dividend is payable in stock and cash, Russell will treat the dividend as all cash if the stock rate can not be determined by the ex-date.

Halted Securities. Halted securities are not removed from the Russell Indices until the time they are actually delisted from the exchange. If a security is halted, it remains in the index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted.

The S&P Indices

We have derived all information contained in this underlying supplement regarding the S&P Composite 1500 Index, the S&P SmallCap 600 Index, S&P 500® Index, the S&P MidCap 400® Index, the S&P 100 Index, the S&P Composite 1500 Homebuilding Index and the S&P U.S. Carbon Efficient Index (each an "**S&P Index**," and together, the "**S&P Indices**"), the S&P® Homebuilders Select Industry™ Index, the S&P CNX Nifty Index and the S&P/ASX 200 Index, including, without limitation, their make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("**S&P**").

The S&P Indices, the S&P® Homebuilders Select Industry™ Index and the S&P/ASX 200 Index were developed, and are calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue publication of, these indices. The S&P CNX Nifty Index is owned and managed by the India Index Services and Products Ltd. ("**IISL**"). IISL has no obligation to continue to publish, and may discontinue publication of, the S&P CNX Nifty Index.

The S&P Composite 1500 Index

The S&P Composite 1500 Index is intended to provide a benchmark for performance measurement of the large capitalization, medium capitalization and small capitalization segments of the U.S. equity markets. The S&P Composite 1500 Index combines the S&P 500® Index, the S&P MidCap 400® Index and the S&P SmallCap 600 Index (each of which are described below), and covers approximately 85% of the U.S. market capitalization.

To be eligible for inclusion in the S&P Composite 1500 Index, a company must be a U.S. company with a market capitalization consistent with the ranges defined for the S&P 500®, the S&P MidCap 400® and the S&P SmallCap 600. Moreover, the company must have four consecutive quarters of positive as-reported earnings and maintain a public float of at least 50%. The Index Committee is responsible for evaluating and updating the sector representation in the S&P Composite 1500 Index based on activity in the U.S. economy.

The S&P SmallCap 600 Index

The S&P SmallCap 600 Index is intended to provide a benchmark for performance measurement of the small capitalization segment of the U.S. equity markets. It tracks the stock price movement of 600 companies with smaller sized market capitalizations, primarily ranging from $200 million to $1 billion. S&P chooses companies for inclusion in the S&P SmallCap 600 Index with an aim of achieving a distribution by broad industry grouping that approximates the distribution of these groupings in the common stock population of the small capitalization segment of the U.S. equity market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely held and the market value and trading activity of the common stock of that company.

To be eligible for inclusion in the S&P SmallCap 600 Index, a company must be a U.S. company with a market capitalization in the range of $200 million to $1 billion. Moreover, the company must have four consecutive quarters of positive as-reported earnings and maintain a public float of at least 50%.

The S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the market value of any S&P 500® component stock was calculated as the product of the market price per share and the number of the then outstanding shares of such S&P 500® component stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the market value of the component stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology.

The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the market value and trading activity of the common stock of that company.

To be eligible for inclusion in the S&P 500® Index, a company must be a U.S. company with a market capitalization in excess of $3 billion. Moreover, the company must have four consecutive quarters of positive as-reported earnings and maintain a public float of at least 50%.

The S&P MidCap 400® Index

The S&P MidCap 400® Index is intended to provide a benchmark for performance measurement of the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $ 750 million to $ 3.3 billion. S&P chooses companies for inclusion in the S&P MidCap 400® Index with an aim of achieving a distribution by broad industry grouping that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely held and the market value and trading activity of the common stock of that company.

To be eligible for inclusion in the S&P MidCap 400® Index, a company must be a U.S. company with a market capitalization in the range of $750 million to $3.3 billion. Moreover, the company must have four consecutive quarters of positive as-reported earnings and maintain a public float of at least 50%.

The S&P 100® Index

The S&P 100® Index is a subset of the S&P 500® Index and is comprised of 100 leading U.S. stocks with exchange-listed options. Constituents of the S&P 100® Index are selected for sector balance and represent about 59% of the market capitalization of the S&P 500® Index and almost 45% of the market capitalization of the U.S. equity markets. Because the S&P 100® Index is derived from the S&P 500® Index, the S&P 100® Index stocks are also subject to the published S&P 500® criteria for additions and deletions. In addition, only companies included in the S&P 500® Index are eligible for inclusion in the S&P 100® Index. All stocks added to the S&P 100® Index must maintain exchange-listed options. Sector balance is considered in the selection of companies for the S&P 100® Index. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 100® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the market value and trading activity of the common stock of that company. S&P may remove a company that substantially violates one or more of the criteria for index inclusion from the S&P 100® Index.

The S&P U.S. Carbon Efficient Index

The S&P U.S. Carbon Efficient Index is composed of a subset of constituents in the S&P 500 with a relatively low Carbon Footprint while maintaining at least 50% of the original weight representation for every GICS® sector in the S&P 500. The S&P U.S. Carbon Efficient Index is designed to measure the performance of no more than 375 companies with relatively low carbon emissions, while seeking to closely track the return of the S&P 500, its parent index. The Carbon Footprint is calculated by Trucost Plc ("**Trucost**") and is defined by the company's annual greenhouse gas (GHG) emissions assessment, expressed as tons of carbon dioxide equivalent (CO_2e) divided by annual revenues. Through optimization, the index seeks to closely track the return of the S&P 500, while excluding those companies that have the largest relative Carbon footprints.

Eligibility Criteria

The universe from which the S&P U.S. Carbon Efficient Index constituents are drawn is the S&P 500. All companies in the universe are subjected to a screening process which incorporates each company's Carbon Footprint. There are two screens, one focusing on Carbon Footprints and the other based on constituent list optimization with respect to the S&P 500. A security must meet all of the following criteria on the rebalancing reference date in order to be classified as an Eligible Security.

S&P 500. Each stock must be a member of the S&P 500.

Carbon Footprint. The constituents must have a recent annual Carbon Footprint, calculated by Trucost, prior to the rebalancing reference date. Trucost evaluates the environmental performance for a given company and produces an annual emissions figure. In addition to the companies with the top 100 carbon footprints, any company that has not yet been assigned a carbon footprint by Trucost will be removed from consideration for inclusion in the index.

In order to calculate the carbon intensity of any company included in the S&P U.S Carbon Efficient Index, Trucost reviews company annual reports and accounts, environmental and sustainability reports, public disclosures and corporate websites. Trucost also seeks broad coverage to ensure that all non-disclosing companies are considered for the S&P U.S. Carbon Efficient Index. When a company has no public disclosure, Trucost employs it's proprietary Input-Output model that maps the GHG impacts of business activities in 464 sectors. Nine GHGs are included in Trucost's analysis, including six defined by the Kyoto Protocol. The GHGs are calculated for each company and converted into tons of carbon dioxide equivalents based on the appropriate Global Warming Potential factors. The Global Warming Potential ("**GWP**") index, published by the Intergovernmental Panel on Climate Change, assesses the effect of the emissions of different gases over a 100-year time period, relative to the emission of an equal mass of CO_2. GWP enables all the GHGs to be expressed in terms of CO_2e and has been used as the basis for the analysis for the index calculation. In order to calculate the company's carbon footprint, or "carbon intensity", the greenhouse gas emissions are then normalized by sales. The smaller the carbon footprint, the less investments contribute to climate change and the lower the S&P U.S. Carbon Efficient Index's exposure to the rising costs of emitting carbon dioxide.

GICS Sector Weight. Stocks are classified by the Global Industry Classification Standard ("**GICS®**"). Each company in the S&P 500 has a GICS sector assigned to it. The 100 equities with the highest Carbon Footprints that do not reduce an individual sector weight of the S&P 500 by more than 50% are removed. In the cases where the next equity to be excluded takes the sector reduction beyond the 50% threshold, but not more than 55%, the equity will be excluded. If the next equity to be excluded is in a sector which has already exceeded the 50% reduction threshold or takes the sector reduction beyond 55%, then the equity will remain eligible for the index.

The S&P Index Methodology

On March 21, 2005, S&P began to calculate the S&P Indices based on a half float-adjusted formula, and on September 16, 2005 the S&P Indices became fully float adjusted. S&P's criteria for selecting stocks for the S&P Indices have not been changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P Indices (*i.e.*, its market value).

Under float adjustment, the share counts used in calculating the S&P Indices reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable" shares, that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders to a listed class without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("**IWF**") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as the weights. The result is reviewed to assure that when the weighted average IWF is applied to the class included in the S&P Indices, the shares to be purchased are not significantly larger than the available float for the included class.

The S&P Indices are calculated using a base-weighted aggregate methodology: the level of the relevant S&P Index reflects the total market value of all component stocks relative to such S&P Index's base period. An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The daily calculation of the S&P Indices is computed by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock (*i.e.*, the aggregate market value) by the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P Indices, it is the only link to the original base period level of the S&P Indices. The index divisor keeps the S&P Indices comparable over time and is the manipulation point for all adjustments to the S&P Indices.

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, rights issues, share buybacks and issuances and spinoffs. Changes to the S&P Indices are made on an as-needed basis. There is no annual or semi-annual reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically announced two to five days before they are scheduled to be implemented.

To prevent the level of the S&P Indices from changing due to corporate actions, all corporate actions which affect the total market value of the S&P Indices require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P Indices remains constant. This helps maintain the level of the S&P Indices as an accurate barometer of stock market performance and ensures that the movement of the S&P Indices does not reflect the corporate actions of individual companies in the S&P Indices. All index divisor adjustments are made after the close of trading and after the calculation of the S&P Indices. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in S&P Indices and do not require index divisor adjustments.

The table below summarizes the types of the S&P Index maintenance adjustments and indicates whether or not an index divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment
stock split	share outstanding multiplied by 2; stock price divided by 2	no
share issuance	shares outstanding plus newly issued shares	yes
share repurchase	shares outstanding minus repurchased shares	yes
special cash dividends	share price minus special dividend	yes
company change	add new company's market value minus old company's market value	yes
rights offerings	divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid	yes
spinoffs	if the spun-off company is not added to the relevant S&P Index, then index market value minus value of the spun-off unit	yes
	if the spun-off company is added to the relevant S&P Index, then no company is removed from the index	no
	if the spun-off company is added to the relevant S&P Index, then another company is removed to keep the number of names fixed, and the index divisor adjustment reflects the deletion	yes

Stock splits and stock dividends do not affect the index divisor of the S&P Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the market value of the S&P component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the S&P Component Stock and consequently of altering the aggregate Market Value of the S&P Component Stocks (the "*Post-Event Aggregate Market Value*"). In order that the level of the S&P Index (the "*Pre-Event Index Value*") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("*New Divisor*") is derived as follows:

$$\frac{Post\text{-}Event\ Aggregate\ Market\ Value}{New\ Divisor} = Pre\text{-}Event\ Index\ Value$$

$$New\ Divisor = \frac{Post\text{-}Event\ Aggregate\ Market\ Value}{Pre\text{-}Event\ Index\ Value}$$

A large part of the index maintenance process involves tracking the changes in the number of shares outstanding of each of the companies included in each S&P Index. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P Indices are updated as required by any changes in the number of shares outstanding. After the totals are updated, the index divisor is adjusted to compensate for the net change in the total market value of the index. In addition, any changes over 5% in the current common shares outstanding for the S&P Indices companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the index divisor.

The S&P® Homebuilders Select Industry™ Index

The S&P® Homebuilders Select Industry™ Index is an equal-weighted index that is designed to measure the performance of the homebuilders sub-industry portion of the S&P Total Market Index (the "**S&P TMI Index**"), a benchmark that measures the performance of the U.S. equity market. The S&P TMI Index offers broad market exposure to companies of all market capitalization, including all common equities listed on NYSE Euronext and the Nasdaq National and Small Cap markets. Only U.S. companies are eligible for inclusion in the S&P TMI Index. Each of the component stocks in the S&P Homebuilders Index is a constituent company within the homebuilding sub-industry of the S&P® TMI Index.

Index Eligibility

Membership to the S&P Homebuilders Index is based on a company's GICS® classification, as well as liquidity, market cap requirements and domicile.

To be eligible for the S&P Homebuilders Index, companies must be in the S&P TMI Index and rank in the top 90% of their relevant GICS® sub-industry (i.e., homebuilding sub-industry) by float-adjusted market capitalization. Those stocks at the top, whose cumulative market capitalization is less than or equal to 90% of the total market capitalization of the homebuilding sub-industry, are deemed to qualify.

Companies having a float-adjusted market capitalization above $500 million are added sequentially in order of float-adjusted market capitalization until the cumulative float-adjusted market capitalization equals 90% of each relevant GICS® sub-industry. The 90% rule may be relaxed if individual stock's float-adjusted market capitalization falls substantially below $500 million. The total number of companies in the index must be at least 25. If there are still fewer than 25 stocks in the S&P Homebuilders Index, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds, are included in order of their float-adjusted market capitalization to reach 25 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the S&P Homebuilders Index as of each rebalancing effective date.

Market Capitalization. Float-adjusted market capitalization should be at least $500 million. Stocks with a float-adjusted market capitalization above $500 million and meet the liquidity threshold are included in order of their float-adjusted market capitalization until the stock count reaches 25. The float-adjusted market capitalization of these stocks must combine to be at least 90% of the total homebuilding sub-industry market capitalization. The 90% rule may be relaxed if individual stock's float-adjusted market capitalization falls substantially below $500 million and the total of number of companies in the index is at least 25. If the S&P Homebuilders Index still does not have enough stocks that meet the criteria for inclusion, the minimum market capitalization requirements may be relaxed until the other requirements have been satisfied.

Liquidity. Constituents must have a liquidity ratio – defined by dollar value traded over the previous 12 months divided by average market capitalization over the previous 12 months – greater than 60%. The length of time to evaluate liquidity is reduced to available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Domicile. U.S. companies only.

Index Construction and Calculations

The S&P Homebuilders Index is equal-weighted and calculated by the divisor methodology used in all S&P equity indices.

The initial divisor is set to have a base index value of 1,000 on December 15, 2000. The index value is simply the index market value divided by the index divisor:

$$Index\,Value = \frac{Index\,Market\,Value}{Divisor};$$

$$Index\,Market\,Value = \sum_{i} P_i \times Shares_i \times IWF_i;$$

where:

- P_i is the price of the component stock i;
- $Shares_i$ is the number of shares of component stock i; and
- IWF_i is the stock's float factor.

In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing.

$$(Index\,Value)_{before\,rebalancing} = (Index\,Value)_{after\,rebalancing}$$

Therefore,

$$(Divisor)_{after\,rebalancing} = \frac{(Index\,Market\,Value)_{after\,rebalancing}}{(Index\,Value)_{before\,rebalancing}}$$

Index Maintenance

Index maintenance will follow the S&P TMI Index and the treatment of corporate actions should be the same as in the S&P TMI Index. In particular, treatment of spin-offs, special dividends and other corporate actions will be the same. Market or when-issued prices will be used except in cases where S&P believes that it would be very difficult for indexed portfolios to be able to execute trades at those prices. In such cases, S&P may choose to calculate a theoretical price based on the corporate action.

The membership to S&P Homebuilders Index is reviewed quarterly. Rebalancing occurs after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month.

The tables below summarize the types of index maintenance adjustments and indicates whether or not an index adjustment is required.

S&P TMI Action	Adjustment to S&P Homebuilders Index	Divisor Adjustment?
Constituent change	If the constituent is a member of the S&P Homebuilders Index, it is dropped.	Yes
Share changes between quarterly share adjustments	None.	No
Quarterly share changes	There is no direct adjustment, however, on the same date the index rebalancing will take place.	Only because of the index rebalancing.
GICS® change	None. If, after the GICS® change, a company no longer qualifies to belong to the S&P Homebuilders Index, it is removed at the next rebalancing.	No
Spin-off treated as a deletion/addition action in the S&P TMI	No weight change. The price is adjusted to the when-issued price of the parent company, as announced in the S&P TMI action. Index Shares change so that the company's weight remains the same as its weight before the spin-off.	No

Corporate Action	Adjustment to S&P Homebuilders Index	Divisor adjustment?
Other spin-offs	No weight change. The price is adjusted to the Price of the Parent Company minus (the Price of the Spin-off company/ Share Exchange Ratio). The component stocks change so that the company's weight remains the same as its weight before the spin-off.	No
Rights offering	The price is adjusted to the Price of the Parent Company minus (the Price of the Rights Subscription/Rights Ratio). The component stocks change so that the company's weight remains the same as its weight before the spin-off.	No
Stock split	Index Shares are multiplied by and price is divided by the split factor.	No
Share issuance or share repurchase	None	No
Special dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Index Committee

The S&P U.S. Index Committee maintains Standard & Poor's U.S. indices. There are eight members of the committee; all are full-time professional members of Standard & Poor's staff. The committee meets monthly. At each meeting, the committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

Unscheduled Market Closures

In situations where an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing price of the indices based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported for each stock before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the index. If an exchange fails to open due to unforeseen circumstances, the index will use the prior day's closing prices. If all exchanges fail to open, S&P may determine not to publish the index for that day.

The S&P CNX Nifty Index

The S&P CNX Nifty Index ("**S&P CNX Nifty**") is the headline index on the National Stock Exchange of India Ltd. ("**NSE**"). It includes 50 of the approximately 1,300 companies listed on the NSE, captures approximately 60% of its equity market capitalization and is intended to reflect the performance of the Indian stock market. S&P CNX Nifty tracks the behavior of a portfolio of blue chip companies, the largest and most liquid Indian securities. It covers 25 sectors of the Indian economy and offers investment managers exposure to the Indian market in one efficient portfolio. The index has been trading since April of 1996.

S&P CNX Nifty is owned and managed by the India Index Services and Products Ltd. ("**IISL**"), with which S&P has a consulting and licensing agreement. IISL is a joint venture between the NSE and CRISIL (formerly Credit Rating Information Services of India Ltd.).

Composition of S&P CNX Nifty

S&P CNX Nifty is a diversified 50-stock, market-capitalization-weighted index for India, accounting for 25 sectors of the economy. The S&P CNX Nifty stocks represent about 60% of the total market capitalization of the NSE. The base period for S&P CNX Nifty is November 3, 1995, which marked the completion of one year of operations of NSE's Capital Market Segment. The base value of the index has been set at 1,000, and a base capital of Rupees 2.06 trillion. Set forth below are the sector breakdowns of the securities included in S&P CNX Nifty as of December 31, 2008:

Financials	18.09%
Materials	7.58%
Industrials	19.38%
Consumer Staples	6.89%
Consumer Discretionary	15.41%
Energy	0.59%
Health Care	5.88%
Telecommunications Services	5.69%
Utilities	7.20%
Information Technology	13.29%

Standards for Listing and Maintenance

S&P CNX Nifty is maintained by IISL's Index Policy Committee, which manages policy and guidelines for all CNX (CRISIL/NSE) indices. This Index Policy Committee follows a clear published set of rules for index revision and meets quarterly to consider their application. Additionally, the IISL's Index Maintenance Sub-Committee reviews decisions about additions and deletions to the index on a quarterly basis. Complete details of these rules are available on the Web site at http://www.indices.standardandpoors.com. Information included in such website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or any pricing supplement, and we have not participated in the preparation of, or verified, such publically available information.

The criteria for index additions include:

- *Market Capitalization*. Each company must have a market capitalization equal to or exceeding Rupees 5 billion for the preceding six months;

- *Public Float*. Each company must have at least 12% of it outstanding shares available for public trading;

- *Weighting.* The index is computed using the market capitalization weighted method;

- *Liquidity.* For the purpose of inclusion in the NSE, liquidity is measured by impact cost. Each company must have traded at an average impact cost of 75% or less for the preceding six months for 90% of the trades. Impact cost measures the difference between the ideal selling price of a security and the actual price. The more liquid a security, the greater the chance that its shares trade at prices close to the ideal price. Highly liquid securities have very low impact cost;

- *Domicile.* The company must be domiciled in India and trade on the NSE; and

- *Eligible Securities.* All common shares listed on the NSE (which are of an equity and not of a fixed income nature) are eligible for inclusion in S&P CNX Nifty. Convertible stock, bonds, warrants, rights, and preferred stock that provide a guaranteed fixed return are not eligible.

In addition, a company which enters the market with an IPO, can be reviewed for inclusion in the index if it meets the above criteria for three months. Companies will be removed from S&P CNX Nifty if they substantially violate one or more of the criteria for index inclusion or they are involved in merger, acquisition, or significant restructuring such that they no longer meet the inclusion criteria.

Rebalancing. Index maintenance plays a crucial role in ensuring the stability of the index, as well as in meeting its objective of being a consistent benchmark of the Indian equity markets. IISL has constituted an Index Policy Committee, which is involved in the policy and guidelines for managing the S&P CNX Nifty index. The Index Maintenance Subcommittee makes all decisions on additions/deletions of companies in the index.

Changes in the index level reflect changes in the total market capitalization of the index which are caused by stock price movements in the market. They do not reflect changes in the market capitalization of the index, or of the individual stocks, that are caused by corporate actions such as dividend payments, stock splits, distributions to shareholders, mergers, or acquisitions. When a stock is replaced by another stock in the index, the index divisor is adjusted so the change in index market value that results from the addition and deletion does not change the index level.

The index is calculated real-time on all days that the stock exchange is open. The index is reviewed every quarter and a six weeks' notice is given to the market before making any changes to the index constituents.

Corporate Actions. Maintaining S&P CNX Nifty includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to restructurings or spin-offs. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the index. Other corporate actions, such as share issuances, change the market value of an index and require a divisor adjustment to prevent the value of the index from changing.

Adjusting the divisor for a change in market value leaves the value of the index unaffected by the corporate action. This helps keep the value of the index accurate as a barometer of stock market performance, and ensures that the movement of the index does not reflect the corporate actions of the companies in it. Divisor adjustments are made after the close of trading and after the calculation of the closing value of the index. Any change in the index divisor also affects corresponding sub-indices and divisors. Each sub-index is maintained in the same manner as the headline index.

Corporate actions such as splits, stock dividends, spin-offs, rights offerings and share changes are applied on the ex-date.

Calculation of S&P CNX Nifty

S&P CNX Nifty (I_n) is computed by dividing the total market capitalization of the index component securities as of current date (MC_n) by the total market capitalization of the same securities as of initial date (MC_1) multiplied by the index value as of initial date (I_1):

$I_n = (I_1 \times MC_n)/MC_1$

where MC_n = Total index market capitalization as of the current date, and

$$MC_n = \sum_{i=1}^{N} P_i \times Q_i$$

where:

Q_i = Number of shares outstanding (of the ith issue) as of the current date;

P_n = Security price of the ith issue as of the current date; and

N = Total number of component securities used in the index calculation.

Index Governance

IISL, a company setup by NSE and CRISIL, manages S&P CNX Nifty. There is a three-tier governance structure comprising the board of directors of IISL, the Index Policy Committee and the Index Maintenance Subcommittee.

The S&P/ASX 200 Index

The S&P/ASX 200 Index is designed to be the primary gauge for the Australian equity market. It is recognized as an investable benchmark in Australia. Upon its introduction in April 2000, the S&P/ASX 200 replaced the All Ordinaries index as the primary gauge for the Australian equity market. The S&P/ASX 200 measures the performance of the 200 largest index-eligible stocks listed on the Australian Securities Exchange (the "**ASX**") by float-adjusted market capitalization, and is widely considered Australia's benchmark index. The index is float-adjusted, covering approximately 78% of Australian equity market capitalization.

The S&P/ASX 200 Index is maintained by the S&P Australian Index Committee (the "**S&P/ASX Committee**"), a team of five including three Standard & Poor's economists and index analysts and two Australian Securities Exchange representatives.

Composition of the S&P/ASX 200 Index

The S&P/ASX 200 Index weights companies according to the GICS®, which creates uniform ground rules for replicable, custom-tailored, industry-focused portfolios. It also enables meaningful comparisons of sectors and industries across regions. Sector indices are available for the S&P/ASX 200 Index. Set forth below are the sector breakdowns of the securities included in the S&P/ASX 200 Index as of February 27, 2009:

Financials-x-Property	30.1%
Materials	24.16%
Industrials	5.19%
Consumer Staples	10.68%
Consumer Discretionary	3.52%
Energy	7.87%
Health Care	5.07%
Telecommunications Services	5.83%
Utilities	1.57%
Information Technology	0.50%

Standards for Listing and Maintenance

The Index Committee reviews constituents quarterly to ensure adequate market capitalization and liquidity. Both market capitalization and liquidity are assessed using the previous six months' worth of data. Quarterly review changes take effect the third Friday of December, March, June and September. The weighting of constituents in the S&P/ASX 200 Index is determined by the float-adjusted market capitalization assigned to each security by the Index Committee. Every index constituents' float adjustment is reviewed as part of the March quarterly review.

The criteria for index additions include:

- *Listing*. Only securities listed in the ASX are considered for inclusion in any of the S&P/ASX indices;

- *Market Capitalization*. Companies are assessed based on the average of their previous 6-month day-end float-adjusted market capitalization;

- *Public Float*. There must be public float of at least 30% for a stock to warrant inclusion in the S&P/ASX indices; and

- *Liquidity*. Only securities that are actively and regularly traded are eligible for inclusion in any S&P/ASX indices.

Companies will be removed from the S&P/ASX 200 Index if they substantially violate one or more of the criteria for index inclusion or they are involved in merger, acquisition or significant restructuring such that they no longer meet the inclusion criteria.

Rebalancing. Rebalancing of the S&P/ASX index series occurs on a regular basis. Both market capitalization and liquidity are assessed using the previous six months' worth of data to determine index eligibility. Shares and Investable Weight Factors ("**IWFs**") updates are also applied regularly.

Frequency. The S&P/ASX 200 Index constituents are rebalanced quarterly to ensure adequate market capitalization and liquidity. Quarterly rebalancing changes take effect on the third Friday of March, June, September and December.

Share Updates. The share count for all index constituents are updated quarterly and are rounded to the nearest thousand ('000) for all Australian indices. The update to the number of issued shares will be considered if the outstanding shares differ from total index shares by at least 5% or a market capitalization of $ 100 million Australian dollars ("**A$**"). Intra quarter share changes are implemented at the effective date or as soon as reliable information is available; however, they will only take place in the following circumstances:

- When market-wide placements are at least 5% of the issued capital of the stock and greater than A$ 50 million;

- Shares issued as a result of Dividend Reinvestment Plans;

- Right's issues, bonus issues and other major corporate actions and;

- Share issues resulting from index companies merging and major off-market buybacks.

Notification of intra quarter changes to the number of issued shares will generally take place three business days prior to the index implementation date.

Calculation of the S&P/ASX 200 Index

The S&P/ASX 200 Index is calculated using a base-weighted aggregate methodology so that the level of an index reflects the total market value of all the component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares available after float (IWF) adjustment. An indexed number is used to represent the result of this calculation in order to make the value easier to work with and track over time. It is much easier to graph a chart based on indexed values than one based on actual market values.

Investable Weight Factor (IWF). A stock's weight in an index is determined by the float-adjusted market capitalization of the stock. This is a function of current index shares, the latest available stock price and the IWF. The IWF represents the float-adjusted portion of a stock's equity capital. Therefore any strategic holdings that are classified as either corporate, private or government holdings reduce the IWF which, in turn, results in a reduction in the float-adjusted market capital. Shares owned by founders, directors of the company, trusts, venture capitalists and other companies are also excluded. These are also deemed strategic holders, and are considered long-term holders of a stock's equity. Any strategic shareholdings that are greater than 5% of total issued shares are excluded from the relevant float.

On any given day, the index value is the quotient of the total available market capitalization of the index's constituents and its divisor. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents' share capital after the base date. This includes additions and deletions to the index, rights issues, share buybacks and issuances, spin-offs, and adjustments in availability. The divisor's time series is, in effect, a chronological summary of all changes affecting the base capital of the index. The divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change.

Index Governance

Index Committee. Each of S&P global indices is the responsibility of an Index Committee that monitors overall policy guidelines and methodologies, as well as additions to and deletions from these indices. S&P chairs the S&P/ASX Index Committee, which is comprised of 5 members representing both S&P and the ASX.

Decisions made by the Index Committee includes all matters relating to index construction and maintenance. The Index Committee meets regularly to review market developments and convenes as needed to address major corporate actions. It is the sole responsibility of the Index Committee to decide on all matters relating to methodology, maintenance, constituent selection and index procedures. The Index Committee makes decisions based on all publicly available information and discussions are kept confidential to avoid any unnecessary impact on market trading.

Advisory Panel. In addition to the Index Committee, there is an S&P/ASX Index Advisory Panel drawn from industry stakeholders that are conscientious of the way in which the index is maintained and governed. Standard & Poor's will generally seek advice from the panel on major issues that relate to the structure of existing indices, as well as to advise on potential new index offerings to the market. The role of the panel is consultative in nature and any recommendations by the panel are not binding on the Index Committee.

The S&P Select Sector Indices

We have derived all information contained in this underlying supplement regarding the Consumer Discretionary Select Sector Index, the Consumer Staples Select Sector Index, the Energy Select Sector Index, the Financial Select Sector Index, the Health Care Select Sector Index, the Industrial Select Sector Index, the Materials Select Sector Index, the Technology Select Sector Index and the Utilities Select Sector Index (each an "**Select Sector Index**," and together, the "**Select Sector Indices**") and the index from which the Select Sector Indices are derived, the S&P 500® Index, including, without limitation, their make-up, method of calculation and changes in their component securities, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. The stocks included in each Select Sector Index are selected by Merrill Lynch & Co., Inc., acting as the index compilation agent in consultation with S&P, from the universe of companies represented by the S&P 500® Index. The Exchange, formerly known as AMEX, acts as the index calculation agent in connection with the calculation and dissemination of each Select Sector Index.

The Consumer Discretionary Select Sector Index

The Consumer Discretionary Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that are components of the S&P 500® Index and are involved in the development and production of consumer discretionary products. Consumer discretionary products include automobiles and components, consumer durables, apparel, hotels, restaurants, leisure, media and retail.

The Consumer Staples Select Sector Index

The Consumer Staples Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that are components of the S&P 500® Index and are involved in the development and production of consumer products. Consumer Staples include cosmetic and personal care, soft drinks, tobacco and food products.

The Energy Select Sector Index

The Energy Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that are components of the S&P 500® Index and are involved in the development and production of energy products. Energy companies in the index develop and produce crude oil and natural gas and provide drilling and other energy related services; as well as airlines, marine, road and rail and transportation infrastructure companies.

The Financial Select Sector Index

The Financial Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that are components of the S&P 500® Index and are involved in the development and production of financial products. Companies in the index include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking.

The Health Care Select Sector Index

The Health Care Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that are components of the S&P 500® Index and are health care related firms. The Health Care Select Sector Index will only include companies involved in the health care industry, such as health care equipment and supplies, health care providers and services, biotechnology and pharmaceuticals.

The Industrial Select Sector Index

The Industrial Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that are components of the S&P 500® Index and are industrials. Industrials include electrical equipment, construction equipment and building products, waste management services, aerospace and defense, and industrial machinery products.

The Materials Select Sector Index

The Materials Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that are components of the S&P 500® Index and are in basic industries. Basic industries include integrated steel products, construction materials, fibers, paper and gold.

The Technology Select Sector Index

The Technology Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that are components of the S&P 500® Index and are involved in the development and production of technology products. Technology products include computers and peripherals, semiconductor equipment and products, telecommunications equipment, microcomputer components, integrated computer circuits and process monitoring systems.

The Utilities Select Sector Index

The Utilities Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that are components of the S&P 500® Index and are in the utilities industry. Utilities include communication services, electrical power providers and natural gas distributors.

Selection Criteria

The Select Sector Indices are modified market capitalization-based indices intended to track the movements of companies that are components of the S&P 500® Index. The Select Sector Indices were all established with a value of 250 on June 30, 1998.

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

- Each of the component stocks in an Select Sector Index is a constituent company of the S&P 500® Index.

- The nine Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to one and only one of the Select Sector Indices.

- Merrill Lynch, acting as the index compilation agent, assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The index compilation agent, after consultation with S&P, assigns a company's stock to a particular Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in each Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the Select Sector Index assignment of the S&P 500® Index component stocks, which is the sole responsibility of the index compilation agent.

- Each Select Sector Index is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of its respective Select Sector Index; and (ii) with respect to 50% of the total value of the Select Sector Index, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of its respective Select Sector Index.

Rebalancing the Select Sector Indexes to meet the asset diversification requirements will be the responsibility of the Exchange's Index Services Group ("**ISG**"). If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such Component Stock (or Component Stocks) represents in the Select Sector Index will be reduced and the market capitalization-based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology.

First, each Component Stock that exceeds 24% of the total value of the Select Sector Index will be reduced to 23% of the total value of the Select Sector Index and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the Select Sector Index. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary.

Second, with respect to the 50% of the value of the Select Sector Index accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the Select Sector Index will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the Select Sector Index. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the Select Sector Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Select Sector Index is accounted for by Component Stocks representing no more than 4.8% of the total value of the Select Sector Index.

Periodically, the index compilation agent will supply ISG with sector designations for a number of stocks deemed likely candidates for replacement selection by the S&P 500® Index

Committee. If a replacement not on the current list is selected by the S&P 500® Index Committee, ISG will ask the index compilation agent to assign the stock to one of the nine sectors promptly. The Exchange will disseminate information on this assignment and on consequent changes in the Select Sector Index(es).

The index compilation agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the index compilation agent notifies ISG that a Component Stock's Select Sector Index assignment should be changed, the Exchange will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

Calculations of Select Sector Indices

With the exception of the weighting constraints described above, each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index. In particular, each Select Sector Index is calculated using a base-weighted aggregate methodology; that means the level of the Select Sector Index reflects the total market value of all of its Component Stocks relative to a particular base period. Statisticians refer to this type of index, one with a set of combined variables (such as price and number of shares), as a composite index.

The total market value of a company is determined by multiplying the price of the stock by the number of common shares outstanding. An indexed number is used to represent the results of the aggregate market value calculation in order to make the value easier to work with and track over time.

The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the "Index Divisor." By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the Select Sector Index, it is the only link to the original base period value of the Select Sector Index. The Index Divisor keeps the Select Sector Index comparable over time and adjustments to the Index Divisor ensure that there are no changes in the Select Sector Index level as a result of non-market forces (corporate actions, replacements of stocks in a Select Sector Index, weighting changes, etc.).

Four times a year on a Friday close to the end of each calendar quarter, the share totals of the companies in the S&P 500® Index are updated by S&P. This information is utilized to update the share totals of companies in each Select Sector Index. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the market value of the Select Sector Index.

Once a week the database containing the current common shares outstanding for the S&P 500 companies is compared by S&P against the shares outstanding used to actually calculate the S&P 500® Index Any difference of 5% or more is screened for review by S&P. If appropriate, a share change will be implemented by S&P after the close of trading on the following Wednesday. Preannounced corporate actions such as restructurings and recapitalizations can significantly change a company's shares outstanding. Any changes over 5% are reviewed by S&P and, when appropriate, an immediate adjustment is made to the number of shares outstanding used to calculate the Select Sector Index. Any adjustment made by S&P in shares outstanding will result in a corresponding adjustment to each affected Select Sector Index.

S&P will advise ISG regarding the handling of non-routine corporate actions which may arise from time to time and which may have an impact on the calculation of the S&P 500® Index and, consequently, on the calculation of the Select Sector Index Corporate actions such as a merger or acquisition, stock splits, routine spin-offs, etc., which require adjustments in the Select Sector Index calculation, will be handled by the Exchange's staff and Index Divisor adjustments, calculated when necessary, are handled by S&P in its maintenance of the S&P 500® Index In the event a merger or acquisition changes the relative importance of a company's participation in two or more sectors in a major way, the Select Sector Index assignment of the stock may change. In any event, a new Index Divisor for affected Select Sector Indexes will be disseminated promptly by ISG.

The Swiss Market Index ("SMI®")

We have derived all information contained in this underlying supplement regarding the Swiss Market Index ("**SMI®**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by SIX Swiss Exchange Ltd ("**SSE**"). The SMI® is calculated, maintained and published by SSE. SSE has no obligation to continue to publish, and may discontinue publication of, the SMI®.

Composition of the SMI®

The SMI® represents approximately 85% of the free-float capitalization of the Swiss equity market. The SMI® comprises the 20 largest and most liquid equities of the Swiss Performance Index® ("**SPI®**"). It is also equivalent to the SPI® Large. The SMI® was standardized on June 30, 1988 with an initial baseline value of 1,500 points at that date. The SMI® is updated in real time after each transaction and published every second.

Standards for Admission and Exclusion

The composition of the SMI® is reviewed annually, and in order to ensure a high degree of continuity in the composition of the SMI®, the component stocks are subject to a special procedure for adding them to the SMI® or removing them based on free float market capitalization and liquidity. The resulting adjustments to the index are made regularly once a year. The composition of the SMI® is usually changed on the third Friday in March (after close of trading) or the third Friday in September (after close of trading) after an advance notice of at least two month.

Calculation of the SMI®

The SMI® is calculated according to the Laspeyres formula with the weighted arithmetic mean of a defined number of securities issues. The index level is calculated by dividing the market capitalizations of all securities included in the index by a divisor:

$$I_s = \frac{\sum_{i=1}^{M} p_{i,s} \cdot x_{i,t} \cdot f_{i,t} \cdot r_s}{D_t}$$

where t is current day; s is current time on day t; I_s is the current index level at time s; D_t is the divisor on day t; M is the number of issues of in index; $p_{i,s}$ is the last-paid price of security i; $x_{i,t}$ is the number of shares of security i on day t; $f_{i,t}$ is the free float for security i on day t; and r_s is the current CHF exchange rate at time s.

Market capitalization is calculated on the basis of freely tradable shares and is adjusted to take account of current block ownership. The divisor is recalculated each time the market capitalization changes due to a capital event (e.g., a capital increase or a change in number of shares). The new divisor is calculated on the eve of the effective date of the capital event to prevent the index level from being changed by a capital event. A dividend payment does not lead to any adjustment of the divisor. Capital repayments made instead of dividend payments are, as a rule, treated as normal dividend payments for the index calculation and do not lead to an adjustment of the divisor. However, if the amount of a capital repayment, made instead of a dividend distribution, is larger than the dividend for the previous year, the difference is regarded as a capital event and the divisor is adjusted accordingly. In this regard, all distributions made in the previous year, i.e., dividends and capital repayments, are considered dividends for the previous year.

The Tokyo Stock Price Index

We have derived all information contained in this underlying supplement regarding the Tokyo Stock Price Index (the "**TOPIX**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by Tokyo Stock Exchange, Inc. ("**TSE**"). The TOPIX was developed and is calculated, maintained and published by the TSE. The TSE has no obligation to continue to publish, and may discontinue publication of, the TOPIX.

Publication of the TOPIX began on July 1, 1969, based on a base index value of 100 as of January 4, 1968. The TOPIX is computed and published every 15 seconds via TSE's Market Information System, and is reported to securities companies across Japan and available worldwide through computerized information networks.

Composition of the TOPIX

The component stocks of the TOPIX consist of all common domestic stocks listed on the TSE First Section which have an accumulative length of listing of at least six months. The TOPIX measures changes in the aggregate market value of these stocks. The TSE domestic stock market is divided into two sections: the First Section and the Second Section. Listings of stocks on the TSE are divided between these two sections, with stocks listed on the First Section typically being limited to larger, longer established and more actively traded issues and the Second Section to smaller and newly listed companies. The component stocks of the TOPIX are determined based on market capitalization and liquidity. Review and selection of component stocks is conducted semiannually, based on market data as of the base date for selection.

Standards for Listing and Maintenance

TSE is responsible for maintaining the TOPIX, and can add, delete or substitute the stocks underlying the TOPIX or make other methodological changes that could change the value of the TOPIX Index. The underlying the stocks may be removed, if necessary, in accordance with deletion/addition rules which provide generally for the deletion of a stock from the TOPIX if such stock ceases to meet the criteria for inclusion. Stocks listed on the TSE Second Section may be transferred to the First Section if they satisfy applicable criteria. Such criteria include numerical minimum values for number of shares listed, number of shareholders and average monthly trading volume, among others. Similarly, when a First Section stock falls within the coverage of TSE rules prescribing reassignment thereof to the Second Section, such stock will be removed from the First Section.

Calculation of the TOPIX

The TOPIX is a free-float adjusted market capitalization-weighted index, reflecting movements of the market capitalization of each base market value ("**BMV**").

The TOPIX is calculated by multiplying 100 by the figure obtained by dividing the current free-float adjusted market value ("**CMV**"), which is the sum of the products of the price and the number of free-float adjusted shares for index calculation of each component stock, by the BMV. The TOPIX is not expressed in Japanese Yen but presented in terms of points rounded off to the nearest one-hundredth.

$$Index = \frac{DMW}{BMV} \times 100$$

In order to maintain continuity, the BMV is adjusted from time to time to ensure that it reflects only price movements resulting from auction market activity, and to eliminate the effects of other factors and prevent any instantaneous change or discontinuity in the level of the TOPIX. Such factors include, without limitation: new listings; delistings; new share issues either through public offerings or through rights offerings to shareholders; issuance of shares as a consequence of exercise of convertible bonds or warrants; and transfer of listed securities from the First Section to the Second Section of the TSE.

The formula for the adjustment is as follows:

$$\frac{Adjusted\ Market\ Value\ on\ Adjustment\ Date}{BMV\ before\ Adjustment} = \frac{Adjusted\ Market\ Value\ on\ Adjustment\ Date \pm Adjustment\ Amount}{BMV\ after\ Adjustment}$$

$$Adjustment\ Amount = Changes\ in\ the\ Number\ of\ Shares\ for\ Index\ Calculation\ x\ Price\ Used\ for\ Adjustment$$

Therefore,

$$New\ BMW = Old\ BMV\ \ x\ \ \frac{Adjusted\ Market\ Value\ on\ Adjustment\ Date \pm Adjustment\ Amount}{Adjusted\ Market\ Value\ on\ Adjustment\ Date}$$

The TOPIX Base Market Value remains at the new value until a further adjustment is necessary as a result of another change. As a result of such change affecting the TOPIX Current Market Value or any stock underlying the TOPIX, the TOPIX Base Market Value is adjusted in such a way that the new value of the TOPIX will equal the level of the TOPIX Index immediately prior to such change. No adjustment is made to the TOPIX Base Market Value, however, in the case of events such as stock splits or decreases in capital without compensation, which theoretically do not affect market value.

EXCHANGE TRADED FUNDS

The iShares Exchange Traded Funds

We have derived all information contained in this underlying supplement regarding the iShares® DJ U.S. Financial Sector Index Fund, the iShares® Dow Jones U.S. Real Estate Index Fund, iShares® FTSE/Xinhua China 25 Index Fund, iShares® MSCI Brazil Index Fund, the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE® Index Fund (each an "**iShares ETF**," and together, the "**iShares ETFs**"), including, without limitation, their make-up, method of calculation and changes in their components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. ("**iShares®**"), iShares Trust, Barclays Global Investors, N.A. ("**BGI**"), and Barclays Global Fund Advisors ("**BGFA**"). The iShares ETFs are investment portfolios maintained and managed by iShares®. BGFA is the investment advisor to the iShares ETFs.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares ETFs. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, BGFA and the iShares ETFs, please see the Prospectus, dated August 1, 2007 (as supplemented on December 6, 2007, December 14, 2007, December 27, 2007 and June 23, 2008). In addition, information about iShares and the iShares ETFs may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at http://www.ishares.com. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or any pricing supplement, and we have not participated in the preparation of, or verified, such publicly available information.

iShares® Dow Jones U.S. Financial Sector Index Fund

The iShares® Dow Jones U.S. Financial Sector Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the financial and economic sectors of the U.S. equity market, as represented by the Dow Jones U.S. Financials Index. The Dow Jones U.S. Financials Index measures the performance of the financial sector of the U.S. equity market, including companies from the following industries: banks, nonlife insurance, real estate and general finance. The index is a subset of the Dow Jones U.S. Index and is capitalization-weighted. Component companies are adjusted for available float and must meet objective criteria for inclusion to the index. Reconstitution is quarterly.

The iShares® Dow Jones U.S. Financial Sector Index Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "IYF."

For information about the Dow Jones U.S. Financials Index, see "The Dow Jones Indices" above.

iShares® Dow Jones U.S. Real Estate Index Fund

The iShares® Dow Jones U.S. Real Estate Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the real estate sector of the U.S. equity market. The Dow Jones U.S. Real Estate Index measures the performance of the real estate industry of the U.S. equity market, including real estate holding and developing and real estate investment trusts (REITS) subsectors. The index is a subset of the Dow Jones U.S. Index and is capitalization-weighted. Component companies are adjusted for available float and must meet objective criteria for inclusion to the index. Reconstitution is quarterly.

The iShares® Dow Jones U.S. Real Estate Index Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "IYR."

For information about the Dow Jones U.S. Real Estate Index, see "The Dow Jones Indices" above.

iShares® FTSE/Xinhua China 25 Index Fund

The iShares® FTSE/Xinhua China Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE/Xinhua China 25 Index. The FTSE/Xinhua China 25 Index is designed to represent the performance of the largest companies in the China equity market that are available to international investors. The FTSE/Xinhua China 25 Index consists of 25 of the largest and most liquid Chinese companies. Securities in the FTSE/Xinhua China 25 Index are weighted based on the total market value of their shares, so that securities with higher total market values generally have a higher representation in the index. Each security in the FTSE/Xinhua China 25 Index is a current constituent of the FTSE All-World Index. All of the securities in the FTSE/Xinhua China 25 Index trade on the Hong Kong Stock Exchange.

The iShares® FTSE/Xinhua China 25 Index Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "FXI."

For information about the FTSE/Xinhua China 25 Index, see "The FTSE/Xinhua China 25 Index" above.

iShares® MSCI Brazil Index Fund

The iShares® MSCI Brazil Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The MSCI Brazil Index seeks to measure the performance of the Brazilian equity market. It is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization. Component companies are adjusted for available float and must meet objective criteria for inclusion to the index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. MSCI reviews its indices quarterly.

The iShares® MSCI Brazil Index Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "EWZ."

For information about the MSCI Brazil Index, see "The MSCI Indices" above.

iShares® MSCI Emerging Markets Index Fund

The iShares® MSCI Emerging Markets Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the MSCI Emerging Markets Index[SM]. The MSCI Emerging Markets Index[SM] was developed by MSCI Inc. as an equity benchmark for emerging market stock performance. It is a capitalization-weighted index that aims to capture

85% of the (publicly available) total market capitalization. Component companies are adjusted for available float and must meet objective criteria for inclusion to the index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. MSCI reviews its indices quarterly.

The iShares® MSCI Emerging Markets Index Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "EEM."

For information about the MSCI Emerging Markets Index^{SM}, see "The MSCI Indices" above.

iShares® MSCI EAFE Index Fund

The iShares® MSCI EAFE Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index. The MSCI EAFE® Index has been developed by MSCI Inc. as an equity benchmark for international stock performance. It is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization. Component companies are adjusted for available float and must meet objective criteria for inclusion to the index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. MSCI reviews its indices quarterly.

The iShares® MSCI EAFE Index Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "EFA."

For information about the MSCI EAFE® Index , see "The MSCI Indices" above.

Methodology

Investment Objective and Strategy

The iShares ETFs seek to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in a certain industry, as represented by an index. Thus, each iShares ETF is concentrated in the relevant industry.

Each iShares ETF uses a representative sampling strategy (as described below under "— Representative Sampling") to track its relevant index. In addition, in order to improve portfolio liquidity and ability to track their respective indices, each iShares ETF may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the relevant index as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates.

Representative Sampling

Each iShares ETF pursues a "representative sampling" strategy in attempting to track the performance of the relevant index, and generally does not hold all of the equity securities included in the relevant index. Each iShares ETF invests in a representative sample of securities in the relevant index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the relevant index.

Correlation

The relevant index is a theoretical financial calculation, while each iShares ETF is an actual investment portfolio. The performance of each iShares ETF and its relevant index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. BGFA expects that, over time, the correlation between each iShares ETFs' performance and that of its underlying index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." Each iShares ETF, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the relevant Index.

Industry Concentration Policy

Each iShares ETF concentrates its investments to approximately the same extent that the relevant index concentrates in the stocks of the relevant industry.

Oil Services HOLDRS[SM] Trust

We have obtained all information regarding the Oil Services HOLDRS[SM] Trust (the "**OIH**") contained in this underlying supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such available information.

The Oil Services HOLDRS[SM] Trust was formed pursuant to a depositary trust agreement, dated as of February 6, 2001, among The Bank of New York, as trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the initial depositor, other depositors and the owners of the Oil Service HOLDRS. OIH is not a registered investment company under the Investment Company Act of 1940. Information filed by the OIH with the SEC pursuant to the Securities Exchange Act of 1934, as amended, can be located by reference to the SEC file number 001-16311 on the SEC's website at http://www.sec.gov. In addition, information about the OIH may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the HOLDRS[SM] website at www.holdrs.com. Information contained in the HOLDRS[SM] website is not incorporated by reference in, and should not be considered a part of this underlying supplement or any pricing supplement. The depositary receipts are listed on the NYSE Arca under the trading symbol "OIH."

The trust holds shares of common stock issued by a group of companies that provide drilling, well-site management and related products and services to the oil service industry. OIH issued depositary receipts under the depositary trust agreement which represent an undivided beneficial ownership interest in the shares of securities held by OIH. The depositary receipts are separate from the shares of common stock that are held by the trust. The issuers of the underlying shares held by the trust were, at the time of selection, among the largest capitalized, most liquid companies in the oil service industry as measured by market capitalization and trading volume.

PowerShares QQQ Trust^{SM}, Series 1

We have obtained all information regarding the PowerShares QQQ Trust^{SM}, Series 1 (the "**QQQ**") contained in this underlying supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such available information.

QQQ is a unit investment trust designed to generally correspond to the price and yield performance of the Nasdaq-100 Index®. We make no assurance that this investment objective will be fully met. Information filed by the QQQ with the SEC pursuant to the Securities Exchange Act of 1934, as amended, can be located by reference to the SEC file number 812-13590 on the SEC's website at http://www.sec.gov. The QQQ is traded on the Nasdaq under the ticker symbol "QQQQ".

The trust, an exchange traded fund, is a registered investment company which both (a) continuously issues and redeems "in kind" its shares, known as PowerShares QQQ Index Tracking Stock^{SM} ("**PowerShares QQQ Shares**") only in large lot sizes called Creation Units at their once daily net asset value ("**NAV**") and (b) lists the shares individually for trading on Nasdaq at prices established throughout the trading day, like any other listed equity security trading in the secondary market on Nasdaq. PowerShares QQQ Shares held by the trust consist of a portfolio of equity securities or, in the case of securities not yet delivered in connection with purchases made by the trust or portfolio deposits, confirmations of contracts to purchase such securities (collectively, the "**Portfolio**").

The sponsor of QQQ makes available on each business day a list of the names and the required number of shares for each of the securities in the current portfolio deposit as well as the income net of expense amount effective through and including the previous business day per outstanding PowerShares QQQ Share. The sponsor may choose within its discretion to make available, frequently throughout each business day, a number representing, on a per PowerShares QQQ Share basis, the sum of the income net of expense amount effective through and including the previous business day plus the current value of the securities portion of a portfolio deposit as in effect on such day (which value will occasionally include a cash-in-lieu amount to compensate for the omission of a particular index security from such portfolio deposit). The Nasdaq Stock Market calculates the Nasdaq-100 Index® intra-day every 15 seconds on every business day in which the Nasdaq Stock Market is open for trading. If the sponsor elects to make such information available, it would be calculated based upon the best information available to the sponsor and may be calculated by other persons designated to do so by the sponsor. If the sponsor elects to make such information available, the inability of the sponsor or its designee to provide such information for any period of time will not in itself result in a halt in the trading of PowerShares QQQ Shares on Nasdaq. If such information is made available, investors interested in creating PowerShares QQQ Shares or purchasing PowerShares QQQ Shares in the secondary market should not rely solely on such information in making investment decisions but should also consider other market information and relevant economic and other factors (including, without limitation, information regarding the index, the index securities, and financial instruments based on the index).

For information about the Nasdaq®-100 Index Index, see "The Nasdaq®-100 Index" above.

The Select Sector SPDR Exchange Traded Funds

We have derived all information contained in this underlying supplement regarding The Energy Select Sector SPDR® Fund, The Financial Select Sector SPDR® Fund, The Health Care Select Sector SPDR® Fund and The Materials Select Sector SPDR® Fund (each an "**Select Sector SPDR ETF**," and together, the "**Select Sector SPDR ETFs**"), including, without limitation, their make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by SSgA Funds Management, Inc. ("**SSFM**"). The Select Sector SPDR ETFs are investment portfolios maintained and managed by SSFM. SSFM is the investment advisor to the Select Sector SPDR ETFs.

The Select Sector SPDR Trust (the "**Trust**") is a registered investment company that consists of nine separate investment portfolios, including the Select Sector SPDR ETFs. Information provided to or filed with the SEC (the "**Commission**") by the Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-57791 and 811-08837, respectively, through the Commission's website at http://www.sec.gov. For additional information regarding the Trust, SSFM and the Select Sector SPDR ETFs, please see the Prospectus, dated January 31, 2008. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents, and we have not participated in the preparation of, or verified, such publicly available information.

The Energy Select Sector SPDR® Fund

The Energy Select Sector SPDR® Fund seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Energy Select Sector Index. The Energy Select Sector Index measures the performance of the energy sector of the U.S. equity market. The Energy Select Sector Index includes companies from the following industries: oil, gas, consumable fuels, energy equipment and services.

The Energy Select Sector SPDR® Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "XLE."

For information about the Energy Select Sector Index, see "The S&P Select Sector Indices" above.

The Financial Select Sector SPDR® Fund

The Financial Select Sector SPDR® Fund seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Financial Select Sector Index. The Financial Select Sector Index measures the performance of the financial services sector of the U.S. equity market. The Financial Select Sector Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment and real estate, including REITs.

The Financial Select Sector SPDR® Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "XLF."

For information about the Financial Select Sector Index, see "The S&P Select Sector Indices" above.

The Health Care Select Sector SPDR® Fund

The Health Care Select Sector SPDR® Fund seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Health Care Select Sector Index. The Health Care Select Sector Index measures the performance of the Health Care sector of the U.S. equity market. The Health Care Select Sector Index includes companies from the following industries: pharmaceuticals, health care providers and services, health care equipment and supplies, biotechnology, life sciences tools and services and health care technology.

The Health Care Select Sector SPDR® Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "XLV."

For information about the Health Care Select Sector Index, see "The S&P Select Sector Indices" above.

The Materials Select Sector SPDR® Fund

The Materials Select Sector SPDR® Fund seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Materials Select Sector Index. The Materials Select Sector Index measures the performance of the materials sector of the U.S. equity market. The Materials Select Sector Index includes companies from the following industries: chemicals, construction materials, containers and packaging, metals and mining and paper and forest products.

The Materials Select Sector SPDR® Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "XLB."

For information about the Materials Select Sector Index, see "The S&P Select Sector Indices" above.

Replication

Each Select Sector SPDR ETF pursues the indexing strategy of "replication" in attempting to track the performance of the Sector Indices. Each Select Sector SPDR ETF will invest in all of the securities that comprise the Sector Indices. Each Select Sector SPDR ETF will normally invest at least 95% of its total assets in common stocks that comprise the Sector Indices.

Correlation

The relevant index is a theoretical financial calculation, while each Select Sector SPDR ETF is an actual investment portfolio. The performance of the Select Sector SPDR ETFs and the relevant indices will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Select Sector SPDR ETFs, using a replication strategy, can be expected to have a smaller tracking error than a fund using the representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

Each Fund will generally concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or sector to approximately the same extent that its benchmark Select Sector Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities and securities of U.S. states or U.S. municipal governments and their political subdivisions are not considered to be issued by members of any industry. Each Fund is non-diversified and, as a result, may invest a larger percentage of its assets in securities of a single issuer than that of a diversified fund.

The SPDR® Exchange Traded Funds

We have derived all information contained in this underlying supplement regarding the SPDR® S&P® Homebuilders ETF and the SPDR® KBW Regional Banking ETF (the "**SPDR ETFs**"), including, without limitation, their make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by SPDR® Series Trust and SSgA Funds Management, Inc. ("**SSFM**"). The SPDR ETFs are investment portfolios maintained and managed by SSFM. SSFM is the investment adviser to the SPDR ETFs.

SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the SPDR ETFs. Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding SPDR® Series Trust, SSFM and the SPDR ETFs, please see the SPDR® Series Trust's Prospectus, dated October 31, 2008. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents, and we have not participated in the preparation of, or verified, such publicly available information.

The SPDR® S&P® Homebuilders ETF

The SPDR® S&P® Homebuilders ETF seeks to replicate as closely as possible, before fees and expenses, the returns and characteristics of the S&P Homebuilders Select Industry™ Index, which measures the performance of the homebuilding industry of the U.S. equity market. The companies included in each Select Industry Index are selected on the basis of GICS® and liquidity and market cap requirements from a universe of companies defined by the S&P® TMI Index, a U.S. total market composite index. The SPDR® S&P® Homebuilders ETF is comprised of the companies in the S&P® Homebuilders Select Industry™ Index and includes companies in the following sub-industries: homebuilding, home improvement retail and home furnishings.

The SPDR® S&P® Homebuilders ETF is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol "XHB". The inception date of the SPDR® S&P® Homebuilders ETF is January 31, 2006. Prior to January 8, 2007 the SPDR® S&P® Homebuilders ETF was known as the SPDR® Homebuilders ETF.

For information about the S&P® Homebuilders Select Industry™ Index, see "The S&P Indices" above.

The SPDR® KBW Regional Banking℠ ETF

The SPDR® KBW Regional Banking℠ ETF seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the KBW Regional Banking Index℠. The KBW Regional Banking Index℠ measures the performance of the regional banking segment of the U.S. equity market. The KBW Regional Banking Index℠ is an equal weighted index of geographically diverse companies representing regional banking institutions listed on U.S. stock markets.

The SPDR® KBW Regional Banking℠ ETF is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "KRE."

For information about the KBW Regional Banking Index^{SM}, see "The KBW Regional Banking Index^{SM}."

Replication

Each SPDR ETF pursues the indexing strategy of "replication" in attempting to track the performance of the relevant index. Each SPDR ETF will invest in all of the securities that comprise the relevant index. Each SPDR ETF will normally invest at least 95% of its total assets in common stocks that comprise the relevant index.

Correlation

The relevant index is a theoretical financial calculation, while each SPDR ETF is an actual investment portfolio. The performance of the SPDR ETFs and the relevant indices will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The SPDR ETFs, using a replication strategy, can be expected to have a smaller tracking error than a fund using the representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

LICENSE AGREEMENTS

We have entered into an agreement with the sponsor of each third-party index and exchange traded fund described in this supplement, providing us and certain of our affiliates or subsidiaries with a non-exclusive license and, for a fee, with the right to use such index or exchange traded fund, which is owned and published by the sponsor, in connection with certain securities, including these securities offered by Deutsche Bank AG, London Branch. For the securities linked to a specific index or exchange traded fund, the general terms of such license agreement are as follows:

THE SECURITIES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY THE SPONSOR OF THE INDEX TO WHICH THE SECURITIES ARE LINKED, ANY AFFILIATE OF SUCH SPONSOR OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING SUCH INDEX. THE INDEX IS THE EXCLUSIVE PROPERTY OF THE SPONSOR. THE NAMES OF SUCH SPONSOR AND INDEX ARE SERVICE MARKS OF THE SPONSOR OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG (THE "**LICENSEE**"). THE SPONSOR IS UNDER NO OBLIGATION TO CONTINUE THE CALCULATION AND DISSEMINATION OF THE INDEX AND THE METHOD BY WHICH THE INDEX IS CALCULATED AND THE NAME OF SUCH INDEX MAY BE CHANGED AT THE DISCRETION OF THE SPONSOR. NEITHER THE SPONSOR, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE SECURITIES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THE SECURITIES PARTICULARLY OR THE ABILITY OF SUCH INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. THE SPONSOR OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE INDEX WHICH IS DETERMINED, COMPOSED AND CALCULATED BY THE SPONSOR WITHOUT REGARD TO THE SECURITIES OR THE ISSUER OR OWNER OF THE SECURITIES. NEITHER THE SPONSOR, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING SUCH INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THE SECURITIES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE INDEX. NEITHER THE SPONSOR, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING, PRICES OR QUANTITIES OF THE SECURITIES TO BE ISSUED. NEITHER THE SPONSOR, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING THE INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE SECURITIES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF SUCH SECURITIES.

ALTHOUGH THE SPONSOR SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEX FROM SOURCES WHICH THE SPONSOR CONSIDERS RELIABLE, NEITHER THE SPONSOR, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY THE INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER THE SPONSOR, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER THE SPONSOR, ANY OF

ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH THE INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER THE SPONSOR, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE SPONSOR, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING THE INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE SPONSOR, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

NO PURCHASER, SELLER OR HOLDER OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY, SHOULD USE OR REFER TO ANY TRADE NAME, TRADEMARK OR SERVICE MARK OF THE INDEX SPONSOR TO SPONSOR, ENDORSE, MARKET OR PROMOTE THE SECURITIES WITHOUT FIRST CONTACTING THE SPONSOR TO DETERMINE WHETHER THE SPONSOR'S PERMISSION IS REQUIRED. UNDER NO CIRCUMSTANCES MAY ANY PERSON OR ENTITY CLAIM ANY AFFILIATION WITH THE SPONSOR WITHOUT THE PRIOR WRITTEN PERMISSION OF THE SPONSOR.